As filed with the Securities and Exchange Commission on May 10, 2004

Registration No. 333-113931

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Capitol Bancorp Ltd.

(Exact name of registrant as specified in its charter)

MICHIGAN	6711	38-2761672
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Cristin Reid English, Esq.
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Phillip D. Torrence, Esq.
Miller, Canfield, Paddock and Stone, PLC
444 W. Michigan Ave.
Kalamazoo, Michigan 49007
(269) 383-5804

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title Of Each		Proposed Maximum Offering	Proposed Maximum
Class Of Securities Being	Amount To Be	Price	Aggregate Offering	Amount Of
Registered	Registered (1)	Per Share	Price (2)	Registration Fee (3)

Common stock (no par value)	233,969	N/A	$5,783,714	$733

(1)	Based on 306,060 shares of common stock, no par value, of Sunrise Bank of San Diego, which is the maximum number of shares of San Diego common stock (excluding shares held by Capitol) that may be issued and outstanding immediately prior to the consummation of the exchange transaction and 100,000 stock options of Sunrise Bank of San Diego outstanding, multiplied by the estimated fixed exchange ratio of .576192.

(2)	Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on a price of $24.72 per share of Capitol common stock (the average of the high and low price per share of common stock of Capitol as reported on the New York Stock Exchange on May 7, 2004), and the estimated exchange ratio of .576192 Capitol shares that may be issued in the consummation of the exchange transaction contemplated.

(3)	$722 previously remitted.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS
PROPOSED PLAN OF SHARE EXCHANGE

     The Board of Directors of Sunrise Bank of San Diego has approved a Plan of Share Exchange that contemplates the exchange of the shares of San Diego common stock held by all shareholders other than Capitol Bancorp Limited. Capitol currently holds 62.447% of San Diego’s common stock. As a result of the exchange, San Diego will become a wholly-owned subsidiary of Capitol.

     If the exchange is approved, each share of San Diego common stock will be converted into the right to receive Capitol common stock according to an exchange ratio. The exchange ratio is calculated by dividing $15.00, the per share value of San Diego common stock, by the average of the closing prices of Capitol’s common stock for the month ended May 31, 2004. If the exchange ratio was based on the average closing price of Capitol’s common stock for the month of April 2004, each San Diego shareholder would have received .576192 shares of Capitol common stock for each of San Diego common stock. The actual share exchange ratio will be different. At March 31, 2004, the book value per share of San Diego common stock was $10.29. The share value of San Diego has been determined and offered by Capitol solely based on its arbitrary valuation for purposes of this proposed exchange.

     Capitol has made similar share exchanges with minority shareholders of some of its banks previously. In those share exchange proposals, including the proposed San Diego share exchange, Capitol’s proposal is based on some premium over the book value of the bank’s common stock. However, the share values for the bank’s common stock always are different and, as stated previously, Capitol’s offer is based on its arbitrary valuation solely for purposes of the proposed exchange(s).

     Capitol estimates that Capitol will issue approximately 176,349 shares of Capitol common stock to San Diego shareholders in the exchange, but could be more if any of San Diego’s stock options are exercised prior to the exchange and will also depend on the average closing price of Capitol’s common stock for the month ended May 31, 2004, as discussed above. Those shares will represent less than 5% of the outstanding Capitol common stock after the exchange. Capitol’s common stock currently trades on the New York Stock Exchange under the symbol “CBC.”

     San Diego’s Board of Directors has scheduled a meeting of San Diego shareholders to vote on the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the shareholders’ meeting.

     This document gives you detailed information about the meeting and the proposed exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE 13 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR SAN DIEGO COMMON STOCK FOR CAPITOL’S COMMON STOCK.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This proxy statement/prospectus is dated May ____, 2004, and is first being mailed to shareholders of San Diego on or about May ____, 2004.

[This page intentionally left blank]

TABLE OF CONTENTS — Continued

ANSWERS TO
FREQUENTLY ASKED QUESTIONS

Q: Why am I receiving these materials?

A: San Diego’s Board of Directors has approved the exchange of the 37.553% of San Diego’s common stock not owned by Capitol for shares of common stock of Capitol. The exchange requires the approval of San Diego’s shareholders. San Diego is sending you these materials to help you decide whether to approve the exchange.

Q: What will I receive in the exchange?

A: You will receive shares of Capitol common stock, which are publicly traded currently on the New York Stock Exchange under the symbol “CBC.” The number of shares you would receive will be based on an exchange ratio applied to the number of San Diego shares you own. The exchange ratio will be calculated by dividing $15.00, the per share value of San Diego common stock, by the average of the closing prices of Capitol’s common stock for the month ended May 31, 2004. If the exchange ratio was based on the average closing price of Capitol’s common stock for the month of April 2004, each San Diego shareholder would have received .576192 shares of Capitol common stock for each share of San Diego common stock. The actual share exchange ratio will be different. Any fractional shares will be paid in cash.

Q: What do I need to do now?

A: After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the shareholders’ meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the shareholders’ meeting and will ensure that your shares are voted if you later find you cannot attend the shareholders’ meeting.

Q: What do I do if I want to change my vote?

A: You may change your vote:

•	by sending a written notice to the President of San Diego prior to the shareholders’ meeting stating that you would like to revoke your proxy;

•	by signing a later-dated proxy card and returning it by mail prior to the shareholders’ meeting, no later than May 20, 2004; or

•	by attending the shareholders’ meeting and voting in person.

Q: What vote is required to approve the exchange?

A: In order to complete the exchange, holders of a majority of the shares of San Diego common stock (other than Capitol) must approve the Plan of Share Exchange. If you do not vote your San Diego shares, the effect will be a vote against the Plan of Share Exchange.

Q: Should I send in my stock certificates at this time?

A: No. After the exchange is approved, Capitol or Capitol’s stock transfer agent will send San Diego shareholders written instructions for exchanging their stock certificates.

Q: When do you expect to complete the exchange?

A: As quickly as possible after May 31, 2004. Approval by San Diego’s shareholders at the shareholders’ meeting must be obtained first. It is anticipated the exchange will be completed by July 15, 2004.

Q: Where can I find more information about Capitol?

A: This document incorporates important business and financial information about Capitol from documents filed with the SEC that have not been delivered or included with this document. This information is available to you without charge upon written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone from Capitol at the following address:

Capitol Bancorp Limited
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
Attention: General Counsel
Telephone Number: (517) 487-6555

     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SHAREHOLDERS’ MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN MAY 20, 2004.

     For more information on the matters incorporated by reference in this document, see “Where You Can Find More Information”.

WHO CAN ANSWER YOUR QUESTIONS?

If you have additional questions, you should contact:

Sunrise Bank of San Diego
4570 Executive Drive, Suite 110
San Diego, California 92121
(858) 625-9050
Attention: Randy Cundiff
President

or

Capitol Bancorp Limited
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555
Attention: Brian K. English
General Counsel

If you would like additional copies of this
proxy statement/prospectus you should contact:
Capitol Bancorp Ltd. at the above address and phone number.

SUMMARY

     This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. To understand the proposed exchange fully and the consequences to you, You should read carefully the entire proxy statement/prospectus and the documents referred to in this document. See “Where You Can Find More Information".

     Capitol Bancorp Limited is a bank holding company with headquarters located at the Capitol Bancorp Center, 200 Washington Square North, Fourth Floor, Lansing, Michigan 48933. Capitol’s telephone number is (517) 487-6555. Additionally, Capitol has its Western Region headquarters located at 2777 East Camelback Road, Suite 375, Phoenix, Arizona 85016. Capitol’s telephone number at its Western Region headquarters is (602) 955-6100.

     Capitol is a uniquely structured affiliation of community banks. It currently has 31 wholly or majority-owned bank subsidiaries, including Sunrise Bank of San Diego. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Capitol uses a unique strategy of bank ownership and development.

     Capitol’s operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.

     Sunrise Bank of San Diego is a commercial bank with its headquarters at 4570 Executive Drive, Suite 110, San Diego, California 92121. San Diego’s telephone number is (858) 625-9050.

     San Diego has been, since it commenced business, an affiliate and controlled subsidiary of Capitol. San Diego commenced the business of banking on January 11, 2001. San Diego offers a full range of commercial banking services. For periods from its inception up to September 30, 2002, San Diego was a majority-owned subsidiary of Sunrise Capital Corporation. Sunrise Capital was previously a majority-owned subsidiary of Capitol Bancorp Limited. Effective September 30, 2002, Sunrise Capital became a wholly-owned subsidiary of Capitol as of the result of a share exchange transaction and was merged into Capitol and, accordingly, San Diego became a majority-owned subsidiary of Capitol.

Reasons for the Exchange (page 29)

     It is believed that the exchange will provide you with greater liquidity and flexibility because Capitol’s common stock is publicly traded. The exchange will also provide you with greater diversification, since Capitol is active in more than one geographic area and across a broader customer base.

The Shareholders’ Meeting (page 41)

     The meeting of San Diego shareholders will be held on May 25, 2004 at 11:00 a.m., local time, at Sunrise Bank of San Diego at 4570 Executive Drive, Suite 110, San Diego, California 92121. At the shareholders’ meeting, you will elect San Diego’s Board of Directors and be asked to approve the Plan of Share Exchange.

Recommendation to Shareholders (page 29)

     The San Diego board believes that the exchange is fair to you and in the best interests of both you and San Diego and recommends that you vote FOR approval of the share exchange.

Votes Required (page 41)

     Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of San Diego common stock excluding the shares held by Capitol. This is more than the vote required by law, but San Diego’s board has set the vote requirement to be sure the exchange is what you, the shareholders of San Diego, want. Capitol holds 62.447% of the outstanding shares of San Diego common stock. San Diego’s Board of Directors and officers hold 8.90% of the outstanding shares of San Diego common stock, or 23.69% of all shares not held by Capitol. The Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.

Record Date; Voting Power (page 41)

     San Diego shareholders may vote at the shareholders’ meeting if they owned shares of common stock at the close of business on April 15, 2004. At the close of business on March 31, 2004, 306,060 shares of San Diego common stock were outstanding (excluding shares held by Capitol). For each share of San Diego common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders’ meeting on the proposal to approve the Plan of Share Exchange.

What Shareholders Will Receive in the Exchange (page 29)

     In the exchange, each outstanding share of San Diego common stock will be automatically converted into the right to receive Capitol common stock, according to an “exchange ratio”. The exchange ratio is determined by dividing the San Diego Share Value by the Capitol Share Value, where:

San Diego Share Value. The value of each share of San Diego common stock shall be $15.00.

Capitol Share Value. The share value of each share of Capitol common stock shall be the average of the closing prices of Capitol common stock for the month ended May 31, 2004, as reported by the New York Stock Exchange.

     The San Diego Share Value of $15.00 compares to the book value per San Diego share of $10.29 as of March 31, 2003. Based on the exchange ratio, and if the exchange is approved, each shareholder would receive .576192 shares of Capitol common stock for each share of San Diego common stock, if the exchange ratio were to be based on the average closing price of Capitol’s common stock for the month of April 2004. The actual exchange ratio will be different.

     Each San Diego shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their San Diego common stock calculated by multiplying the number of shares of San Diego common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

Accounting Treatment (page 30)

     Capitol’s acquisition of the minority interest of San Diego will be accounted for under the purchase method of accounting. After the exchange, all of San Diego’s results from operations will be included in Capitol’s income statement, as opposed to only a portion, which is currently reported.

Tax Consequences of the Exchange to San Diego Shareholders (page 30)

     Capitol’s tax counsel has rendered its opinion that the exchange should be treated as a reorganization for United States federal income tax purposes. Accordingly, San Diego shareholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their San Diego shares for shares of Capitol’s common stock in the exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Capitol’s common stock. Tax counsel’s opinion is attached as Annex C to this proxy statement/prospectus. Tax counsel’s opinion is subject to certain assumptions which may limit its application in particular instances.

     Tax matters are very complicated, and the tax consequences of the exchange to each San Diego shareholder will depend on the facts of that shareholder’s situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the exchange to you.

Dissenters’ Rights (page 32)

     Dissenters’ rights will be available to San Diego shareholders. To perfect dissenters’ rights, San Diego shareholders must not vote in favor of the share exchange and must follow the required procedures set forth in Chapter 13 of the California General Corporation Law.

Opinion of Financial Advisor (page 35)

     San Diego retained JMP Financial, Inc. as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the San Diego shareholders.

     In deciding to approve the exchange, the San Diego board considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of San Diego common stock is fair from a financial point of view. The opinion is attached as Annex B to this proxy statement/prospectus.

The Plan of Share Exchange (page 28)

     The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the exchange.

Termination of the Exchange (page 40)

     San Diego and Capitol can jointly agree to terminate the plan of exchange at any time without completing the exchange.

     San Diego can terminate the exchange if a majority of San Diego’s shareholders (other than Capitol) fail to approve the exchange at the shareholders’ meeting; or a governmental authority prohibits the exchange.

Your Rights as a Shareholder Will Change (page 43)

     Your rights as a San Diego shareholder are determined by California’s banking law and by San Diego’s articles of incorporation and by-laws. When the exchange is completed, your rights as a Capitol stockholder will be determined by Michigan law relating to business corporations (not the banking law) and by Capitol’s articles of incorporation and by-laws. See “Comparison of Shareholders Rights”.

SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Capitol’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference and attached to this proxy statement/prospectus. The consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Capitol’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, which is attached and incorporated herein by reference. See “Where You Can Find More Information”. The interim results include all adjustments of a normal recurring nature that are, in the opinion of management, considered necessary for a fair presentation. Interim results for the three months ended March 31, 2004 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2004. Because of the number of banks added throughout the period of Capitol’s existence, and because of the differing ownership percentage of banks included in the consolidated amounts, historical operating results are of limited relevance in comparing financial performance and predicting Capitol’s future operating results.

     Capitol’s consolidated balance sheets as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2003, 2002 and 2001 are incorporated herein by reference. The selected financial data provided below as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 have been derived from Capitol’s consolidated financial statements which are incorporated herein by reference. Selected balance sheet data as of March 31, 2003 and December 31, 2001, 2000 and 1999 and results of operations data for the years ended December 31, 2000 and 1999 were derived from consolidated financial statements which are not incorporated in this proxy statement/prospectus.

     Under current accounting rules, generally, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the assets and liabilities of subsidiaries (including San Diego) are included in Capitol’s consolidated balance sheet. Capitol’s consolidated net income, however, only includes its subsidiaries’ (including San Diego) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Capitol will only reflect that income based on its ownership percentage.

	Capitol Bancorp Limited
	As of and for the
	Three Months Ended		As of and for the
	March 31		Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999
	(dollars in thousands, except per share data)
Selected Results of Operations Data:
Interest income	$41,449	$39,986	$164,416	$156,454	$153,797	$132,311	$93,602
Interest expense	11,219	12,999	49,490	55,860	73,292	65,912	46,237
Net interest income	30,230	26,987	114,926	100,594	80,505	66,399	47,365
Provision for loan losses	3,508	1,890	9,861	12,676	8,167	7,216	4,710
Net interest income after provision for loan losses	26,722	25,097	105,065	87,918	72,338	59,183	42,655
Noninterest income	4,138	4,529	20,087	14,982	9,585	6,137	4,714
Noninterest expense	23,926	21,156	88,113	77,151	64,136	52,846	40,257
Income before income tax expense, minority interest and cumulative effect of change in accounting principle	6,934	8,470	37,039	25,749	17,787	12,474	7,112
Income tax expense	2,528	2,944	12,874	8,701	5,824	4,289	3,213
Income before minority interest and cumulative effect of change in accounting principle	4,406	5,526	24,165	17,048	11,963	8,185	3,899
Minority interest in net losses (income) of consolidated subsidiaries	10	(213)	(785)	(395)	(1,245)	(150)	1,707
Income before cumulative effect of change in accounting principle	4,416	5,313	23,380	16,653	10,718	8,035	5,606
Cumulative effect of change in accounting principle (1)							(197)
Net income	4,416	5,313	23,380	16,653	10,718	8,035	5,409

	Capitol Bancorp Limited
	As of and for the
	Three Months Ended		As of and for the
	March 31		Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999
	(dollars and shares in thousands, except per share data)
Per Share Data:
Net income per common share:
Before cumulative effect of change in accounting principle (1):
Basic	$0.32	$0.45	$1.86	$1.64	$1.38	$1.14	$0.87
Diluted	0.30	0.44	1.77	1.57	1.35	1.13	0.86
After cumulative effect of change in accounting principle (1):
Basic	0.32	0.45	1.86	1.64	1.38	1.14	0.84
Diluted	0.30	0.44	1.77	1.57	1.35	1.13	0.83
Cash dividends declared	0.15	0.12	0.51	0.44	0.40	0.36	0.36
Book value	15.82	14.01	15.60	13.72	10.24	9.18	8.08
Pro forma equivalent book value (2)	9.18	N/A	9.06	N/A	N/A	N/A	N/A
Dividend payout ratio	46.88%	26.67%	27.42%	26.83%	28.99%	31.58%	42.86%
Weighted average number of common shares outstanding	13,795	11,698	12,602	10,139	7,784	7,065	6,455
Selected Balance Sheet Data:
Total assets	$2,867,800	$2,540,289	$2,737,062	$2,409,288	$2,044,006	$1,630,076	$1,305,987
Investment securities	77,491	40,517	93,207	34,139	43,687	68,926	107,145
Portfolio loans	2,346,978	2,052,157	2,247,440	1,991,372	1,734,589	1,355,798	1,049,204
Allowance for loan losses	(33,119)	(30,034)	(31,404)	(28,953)	(23,238)	(17,449)	(12,639)
Deposits	2,375,851	2,181,440	2,288,664	2,062,072	1,740,385	1,400,899	1,112,793
Debt obligations:
Notes payable	111,674	84,348	92,774	93,398	89,911	58,150	47,400
Subordinated debentures	100,774	61,299	90,816	51,583	48,621	24,327	24,291

Total debt obligations	212,448	145,647	183,590	144,981	138,532	82,477	71,691
Minority interests in consolidated subsidiaries	41,626	31,808	30,946	28,016	70,673	62,575	54,593
Stockholders’ equity	222,916	164,471	218,897	160,037	80,172	70,404	54,668
Performance Ratios:
Return on average equity	7.97%	13.10%	12.97%	13.33%	15.22%	13.78%	10.66%
Return on average assets	0.64%	0.86%	0.91%	0.75%	0.58%	0.55%	0.47%
Net interest margin (fully taxable equivalent)	4.71%	4.71%	4.80%	4.80%	4.60%	4.80%	4.44%
Efficiency ratio (3)	69.62%	67.13%	65.26%	66.75%	71.19%	72.85%	77.30%
Asset Quality:
Nonperforming loans (4)	$22,173	$25,981	$26,872	$22,890	$17,238	$6,757	$4,124
Allowance for loan losses to non-performing loans	149.37%	115.60%	116.87%	126.49%	134.81%	258.24%	306.47%
Allowance for loan losses to portfolio loans	1.41%	1.46%	1.40%	1.45%	1.34%	1.29%	1.20%
Nonperforming loans to total portfolio loans	0.94%	1.27%	1.20%	1.15%	0.99%	0.50%	0.39%
Net loan losses to average portfolio loans	0.31%	0.16%	0.35%	0.37%	0.15%	0.20%	0.10%
Capital Ratios:
Average equity to average assets	7.97%	6.56%	7.01%	5.59%	3.78%	3.96%	4.46%
Tier 1 risk-based capital ratio	12.36%	10.68%	12.25%	10.52%	10.54%	11.10%	10.78%
Total risk-based capital ratio	14.58%	12.12%	14.31%	11.77%	11.85%	12.35%	11.62%
Leverage ratio	11.79%	9.45%	11.03%	9.07%	10.23%	10.30%	11.43%

(1)	Accounting change relates to new accounting standard which required write-off of previously capitalized start-up costs as of January 1, 1999.

(2)	Based on the estimated exchange ratio of .576192 shares of Capitol for each share of San Diego. The actual share exchange ratio will be different. Excludes effect of Capital's acquisition of First Carolina State Bank. See “Recent Developments.”

(3)	Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.

(4)	Nonperforming loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

RISK FACTORS

     The shares of common stock that are being offered are not savings accounts or deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

     Investing in Capitol’s common stock will provide you with an equity ownership interest in Capitol. As a Capitol shareholder, your investment may be impacted by risks inherent in its business. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to vote to exchange your San Diego common stock for Capitol’s common stock.

     This proxy statement/prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to Capitol’s future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” and similar expressions. Actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Inherent Conflicts of Interest in the Proposed Share Exchange.

     San Diego is already a majority-owned and controlled subsidiary of Capitol. By virtue of the existing relationship between San Diego and Capitol, the proposed share exchange presents inherent conflicts of interest. For example, no other share exchanges are being considered and, if there were any, Capitol would likely vote its San Diego shares against any other share exchange proposals. Capitol’s proposal to value San Diego shares at $15.00 in the proposed share exchange is based solely on its judgment in making such proposal. Accordingly, the San Diego Share Value and related exchange ratio have not been determined absent the inherent conflicts of interest between Capitol and San Diego. It is unknown what exchange ratio or San Diego Share Value, if any, that might be negotiated between San Diego and unaffiliated entities.

Newly Formed Banks Are Likely to Incur Significant Operating Losses That Could Negatively Affect the Availability of Earnings to Support Future Growth.

     Several of Capitol’s bank subsidiaries are less than three years old and Capitol’s oldest bank is twenty-two years old. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. Current accounting rules require immediate write-off, rather than capitalization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.

If Capitol is Unable to Manage its Growth, its Ability to Provide Quality Services to Customers Could Be Impaired and Cause its Customer and Employee Relations to Suffer.

     Capitol has rapidly and significantly expanded its operations and anticipates that further expansion will be required to realize its growth strategy. Capitol’s rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Capitol will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for:

•	transaction processing;

•	operational and financial management; and

•	training, integrating and managing Capitol’s growing employee base.

Favorable Environment for Formation of New Banks Could Change Adversely, Which Could Severely Limit Capitol’s Expansion Opportunities.

     Capitol’s growth strategy includes the addition of new banks. Thus far, Capitol has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Capitol is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Capitol’s common stock.

Capitol’s Banks’ Small Size May Make it Difficult to Compete With Larger Institutions Because Capitol is Not Able to Compete With Large Banks in the Offering of Significantly Larger Loans.

     Capitol endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Capitol’s banks severely constrain the size of loans that those banks can make. In addition, many of the banks’ competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans. The inability to offer larger loans limits the revenues that can be earned from interest amounts charged on larger loan balances.

     Capitol’s banks are intended to be small in size. They each generally operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Capitol’s banks. While it is the intention of Capitol’s banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.

If Capitol Cannot Recruit Additional Highly Qualified Personnel, Capitol’s Customer Service Could Suffer, Causing its Customer Base to Decline.

     Capitol’s strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Capitol does not succeed in attracting new employees or retaining and motivating current and future employees, Capitol’s business could suffer significantly.

Capitol and its Banks Operate in an Environment Highly Regulated by State and Federal Government; Changes in Federal and State Banking Laws and Regulations Could Have a Negative Impact on Capitol’s Business.

     As a bank holding company, Capitol is regulated primarily by the Federal Reserve Board. Capitol’s current bank affiliates are regulated primarily by the state banking regulators and the FDIC and, in the case of one national bank, the Office of the Comptroller of the Currency (OCC).

     Federal and the various state laws and regulations govern numerous aspects of the banks’ operations, including:

•	adequate capital and financial condition;

•	permissible types and amounts of extensions of credit and investments;

•	permissible nonbanking activities; and

•	restrictions on dividend payments.

     Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Capitol and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Capitol may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators’ judgments based on information available to them at the time of their examination.

     The banks’ operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Capitol and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Capitol.

Regulatory Action Could Severely Limit Future Expansion Plans.

     To carry out some of its expansion plans, Capitol is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.

     While Capitol’s prior experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Capitol, its current bank subsidiaries and future new start-up banks.

The Banks’ Allowances For Loan Losses May Prove Inadequate to Absorb Actual Loan Losses, Which May Adversely Impact Net Income or Increase Operating Losses.

     Capitol believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios at the balance sheet date. Management’s estimates are used to determine the allowance and are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates that are generally beyond Capitol’s control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.

     Loan loss experience, which is helpful in estimating the requirements for the allowance for loan losses at any given balance sheet date, has been minimal at many of Capitol’s banks. Because many of Capitol’s banks are young, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans may need to be increased in future periods as the loan portfolios become more mature and loss experience evolves. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which may adversely impact net income or increase operating losses.

     Widespread media reports of concerns about the health of the domestic economy have continued in 2003 and into 2004. Capitol’s loan losses in 2002 and 2003 increased. Further, levels of nonperforming loans have fluctuated and it is anticipated that levels of nonperforming loans and related loan losses may increase as economic conditions, locally and nationally, evolve.

     In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Capitol or its banks to increase their provision for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies could have a negative impact on Capitol’s operating results.

Capitol’s Commercial Loan Concentration to Small Businesses Increases the Risk of Defaults by Borrowers and Substantial Credit Losses Could Result, Causing Shareholders to Lose Their Investment in Capitol’s Common Stock.

     Capitol’s banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Capitol’s strategy emphasizes lending to small businesses and other commercial enterprises. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower’s ability to repay a loan. Substantial credit losses could result, causing shareholders to lose their entire investment in Capitol’s common stock.

The Open Market Committee of the Federal Reserve Board (FRBOMC) has Taken Unprecedented Actions to Significantly Reduce Interest Rates and Decreases in Interest Rates May Adversely Affect Capitol’s Net Interest Income.

     Changes in Net Interest Income. Capitol’s profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Capitol’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.

     Interest rates have remained relatively stable in 2002, 2003 and early 2004. Future stability of interest rates and Federal Reserve Open Market Committee policy, which impacts such rates, are uncertain.

     Changes in The Yield Curve. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm Capitol’s business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.

Existing Subsidiaries of Capitol May Need Additional Funds to Aid in Their Growth or To Meet Other Anticipated Needs Which Could Reduce Capitol’s Funds Available For New Bank Development or Other Corporate Purposes.

     Future growth of existing banks may require additional capital infusions or other investment by Capitol to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.

Capitol has Debt Securities Outstanding Which May Prohibit Future Cash Dividends on Capitol’s Common Stock or Otherwise Adversely Affect Regulatory Capital Compliance.

     Capitol has a credit facility with an unaffiliated bank under which borrowings of up to $25 million are permitted, subject to certain conditions. Capitol is reliant upon its bank subsidiaries’ earnings and dividends to service this debt obligation which may be inadequate to service the obligations. In the event of violation of the covenants relating to the credit facility, or due to failure to make timely payments of interest and debt principal, the lender may terminate the credit facility. In addition, upon such occurrences, dividends on Capitol’s common stock may be prohibited or Capitol may be otherwise unable to make future dividends payments or obtain replacement credit facilities.

     Capitol also has several series of trust-preferred securities outstanding, with a liquidation amount totaling about $100.8 million, which are treated as capital for regulatory ratio compliance purposes. Although these securities are viewed as capital for regulatory purposes, they are debt securities which have numerous covenants and other provisions which, in the event of noncompliance, could have an adverse effect on Capitol. For example, these securities permit Capitol to defer the periodic payment of interest for various periods, however, if such payments are deferred, Capitol is prohibited from paying cash dividends on its common stock during deferral periods and until deferred interest is paid. Future payment of interest is dependent upon Capitol’s bank subsidiaries’ earnings and dividends which may be inadequate to service the obligations. Continued classification of these securities as elements of capital for regulatory purposes is subject to future changes in regulatory rules and regulations and the actions of regulatory agencies, all of which is beyond the control or influence of Capitol.

Possible Volatility of Stock Price.

     The market price of Capitol’s common stock may fluctuate in response to numerous factors, including variations in the annual or quarterly financial results of Capitol, or its competitors; changes by financial research analysts in their estimates of the earnings of Capitol or its competitors or the failure of Capitol or its competitors to meet such estimates; conditions in the economy in general or the banking industry in particular; or unfavorable publicity affecting Capitol, its banks, or the industry. In addition, equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market price for many companies’ securities which have been unrelated to the operating performance of those companies. Any fluctuation may adversely affect the prevailing market price of Capitol’s common stock.

Capitol’s Bank Subsidiaries Have Decentralized Management Which Could Have a Negative Impact on the Rate of Growth and Profitability of Capitol and its Bank Subsidiaries.

     Capitol’s bank subsidiaries have independent boards of directors and management teams. This decentralized structure gives the banks control over the day-to-day management of the institution including the selection of management teams, the pricing of loans and deposits, marketing decisions and the strategy in handling problem loans. This decentralized structure may impact Capitol’s ability to uniformly implement holding company strategy at the bank level. It may slow Capitol’s ability to react to changes in strategic direction due to outside factors such as rate changes and changing economic conditions. The structure may cause additional management time to be spent on internal issues and could negatively impact the growth and profitability of the banks individually and the holding company.

RECENT DEVELOPMENTS

     In March 2004, Capitol completed formation and capitalization of a new affiliated entity, Capitol Development Bancorp Limited II (CDBLII). CDBLII will be engaged in bank development activities with Capitol in both de novo and potential acquisition opportunities, which may be majority-owned or wholly-owned by CDBLII, similar to a previously formed entity CDBLI.

     On April 1, 2004 Capitol completed the acquisition of First Carolina State Bank, an approximate $60 million bank in Rocky Mount, North Carolina. The aggregate purchase price for the bank approximated $10 million, of which approximately half was cash consideration and the remainder consisted of approximately 183,000 previously unissued shares of Capitol’s common stock.

     Bank development efforts are currently under consideration at May 10, 2004 in several states including pre-development exploratory discussions, lease and employment negotiations and preparation of preliminary regulatory applications for formation and/or acquisition of community banks. In March 2004, one of Capitol’s bank development subsidiaries filed an application with the State of California for the formation of a de novo bank in the community of Pointe Loma, located in San Diego County.

     On March 25, 2004, Capitol completed a capital-raising initiative through participation in a privately-placed trust-preferred securities offering, in the amount of $10 million. Net proceeds from the offering will be used for additional bank development and other corporate purposes.

     On April 27, 2004, Capitol announced its 47th consecutive quarterly cash dividend. The dividend of $0.16 per share is an increase from the $0.15 per share which Capitol has been paying since the fourth quarter of 2003.

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COMPARATIVE HISTORICAL, PRO FORMA AND PRO FORMA EQUIVALENT
PER SHARE INFORMATION

     The following table, which should be read in conjunction with the unaudited pro forma condensed consolidated balance sheet, pro forma condensed statements of operations and related notes to the pro forma financial statements, which appear elsewhere herein, summarizes per share information:

	As of and for the Three Months Ended March 31, 2004	For the Years Ended December 31, 2003
Capitol common stock:
Net income per share:
Basic:
Historical	$0.32	$1.86
Pro forma consolidated (1)	0.32	1.84
Diluted:
Historical	0.30	1.77
Pro forma consolidated (1)	0.30	1.76
Cash dividends per share:
Historical	0.15	0.51
Pro forma consolidated (2)	0.15	$0.51
Book value per share at December 31, 2003:
Historical	15.82	15.60
Pro forma consolidated (1)	$15.94	15.73

San Diego common stock:
Net income per share:
Basic:
Historical	$0.26	$0.62
Pro forma equivalent (3)	0.18	1.06
Diluted:
Historical	0.26	0.62
Pro forma equivalent (3)	0.17	1.01
Cash dividends per share:
Historical	—	—
Pro forma equivalent (3)	0.09	$0.29
Book value per share at December 31, 2003:
Historical	10.29	10.03
Pro forma equivalent (3)	$9.18	9.06

1 —	Assumes completion of proposed San Diego exchange based on an estimated exchange ratio (per Note 3 below) and excludes the pro forma effect of the First Carolina State Bank acquisition (see “Recent Developments”).

2 —	The Capitol pro forma consolidated dividends per share represent historical dividends per share.

3 —	The San Diego pro forma equivalent per share amounts are calculated by multiplying Capitol pro forma consolidated per share amounts by the estimated exchange ratio of .576192. The actual share exchange ratio will be different.

CAPITALIZATION

     The table presented below shows Capitol’s actual total capitalization as of March 31, 2004 and the proposed exchange of Capitol’s common stock for San Diego’s common stock as described in this proxy statement/prospectus.

	As of March 31, 2004
	(dollars in thousands, except per share data)
		As Adjusted for the
		Proposed San Diego
	Actual	Exchange (4)
Debt obligations:
Notes payable	$111,674	$111,674
Subordinated debentures	100,774	100,774

Total debt obligations	$212,448	$212,448

Minority interests in consolidated subsidiaries	$41,626	$38,477

Stockholders’ equity (1) :
Common stock, no par value; 25,000,000 shares authorized; issued, and outstanding:
Actual – 14,093,475 shares	$182,375
As adjusted for the proposed San Diego exchange – 14,269,824 shares (4)		$186,966
Retained earnings	45,442	45,442
Market value adjustment for available-for-sale securities (net of tax effect)	112	112
Less unearned compensation regarding restricted common stock	(5,013)	(5,013)

Total stockholders’ equity	$222,916	$227,507

Book value per share of common stock	$15.82	$15.94

Total capitalization (2)	$264,542	$265,984

Total capital funds (3)	$365,316	$366,758

Capital ratios:
Stockholders’ equity to total assets	7.77%	7.93%
Total capitalization to total assets	9.22%	9.27%
Total capital funds to total assets	12.74%	12.78%

(1)	Does not include approximately 2.5 million shares of common stock issuable upon exercise of stock options.

(2)	Total capitalization includes stockholders’ equity and minority interests in consolidated subsidiaries.

(3)	Total capital funds include stockholders’ equity, minority interests in consolidated subsidiaries and subordinated debentures.

(4)	Estimates issuance of 176,349 shares of Capitol common stock upon completion of the proposed San Diego exchange based on an estimated exchange ratio. The actual exchange ratio will be different. Does not assume exercise of San Diego’s stock options. See “Unaudited Pro Forma Consolidated Financial Information.” Excludes effect of Capitol’s acquisition of First Carolina State Bank. See “Recent Developments.”

DIVIDENDS AND MARKET FOR COMMON STOCK

     Capitol’s common stock is listed on the New York Stock Exchange. Capitol’s common stock was listed on the Nasdaq National Market under the symbol “CBCL” through June 23, 2003. On June 24, 2003, Capitol’s common stock began trading on the New York Stock Exchange under the symbol “CBC”. The following table shows the high and low sale prices per share of common stock as reported on the Nasdaq National Market or New York Stock Exchange, as the case may be, for the periods indicated, and the quarterly cash dividends paid by Capitol during those periods. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Capitol’s common stock was $24.70 on May 7, 2004.

			Cash Dividends
2002	High	Low	Paid
Quarter ended March 31	$16.820	$13.300	$0.10
Quarter ended June 30	23.860	16.450	0.10
Quarter ended September 30	24.250	15.810	0.12
Quarter ended December 31	23.780	15.130	0.12

2003
Quarter ended March 31	24.250	19.000	0.12
Quarter ended June 30	27.880	20.000	0.12
Quarter ended September 30	28.490	23.100	0.12
Quarter ending December 31	30.100	25.720	0.15

2004

Quarter ended March 31	29.700	26.470	0.15
Quarter ended June 30 (through May 7, 2004)	$28.000	$24.150	$—

     As of March 19, 2004, there were 6,461 beneficial holders of Capitol’s common stock based on information supplied by its stock transfer agent and other sources.

     Holders of common stock are entitled to receive dividends when, as and if declared by Capitol’s Board of Directors out of funds legally available. Although Capitol has paid dividends on its common stock for the preceding five years, there is no assurance that dividends will be paid in the future. The declaration and payment of dividends on Capitol’s common stock depends upon the earnings and financial condition of Capitol, liquidity and capital requirements, the general economic and regulatory climate, Capitol’s ability to service debt obligations senior to the common stock and other factors deemed relevant by Capitol’s Board of Directors. Regulatory authorities impose limitations on the ability of banks to pay dividends to Capitol and the ability of Capitol to pay dividends to its shareholders.

     There is no market for San Diego’s common stock. Any transfers have been made privately and are not reported. San Diego has never paid a dividend on its common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus includes forward-looking statements. Capitol has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:

•	the results of management’s efforts to implement Capitol’s business strategy including planned expansion into new markets;

•	adverse changes in the banks’ loan portfolios and the resulting credit risk-related losses and expenses;

•	adverse changes in the economy of the banks’ market areas that could increase credit-related losses and expenses;

•	adverse changes in real estate market conditions that could also negatively affect credit risk;

•	the possibility of increased competition for financial services in Capitol’s markets;

•	fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations; and

•	other factors described in “Risk Factors”.

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INFORMATION ABOUT CAPITOL

     This proxy statement/prospectus is accompanied by a copy of the following documents as indicated in Annex E:

•	Annual Report to Shareholders for year ended December 31, 2003

•	Annual Report on Form 10-K for year ended December 31, 2003

•	Proxy statement for Capitol’s Annual Meeting of Shareholders held on May 6, 2004

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2004

INFORMATION ABOUT SAN DIEGO

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

     Management’s discussion and analysis of financial condition and results of operations for the periods ended March 31, 2004 and 2003 and December 31, 2003, 2002 and 2001 are included in this proxy statement/prospectus as part of Annex D.

Financial Statements.

     Unaudited interim condensed financial statements of San Diego as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 are included in this proxy statement/prospectus as part of Annex D. Audited financial statements of San Diego as of and for the periods ended December 31, 2003, 2002 and 2001 are included in this proxy statement/prospectus as part of Annex D.

Voting Securities and Principal Holders.

     The following table shows the share holdings of each director and officer of San Diego and all directors and officers as a group. Where applicable, the table includes shares held by members of their immediate families.

	San Diego shares beneficially owned
			Percentage of all
			San Diego shares
			excluding San Diego
		Percentage of all	shares owned by
Name of Beneficial owner	Number	San Diego Shares	Capitol
Capitol Bancorp Limited	508,940	62.447%	N/A

San Diego’s Directors and Officers:
Scott R. Andrews	0	—	—
Steven K. Black	10,100	1.24%	3.30%
Richard A. Byer	10,000	1.23%	3.27%
Craig V. Castanos	2,000	0.25%	0.65%
Randall S. Cundiff	10,100	1.24%	3.30%
Michael R. Labelle	0	—	—
John S. Lewis	0	—	—
Toby T. Macfarlane	5,000	0.61%	1.63%
Robert J. Matkovich	5,000	0.61%	1.63%
John F. McColl	5,000	0.61%	1.63%
James L. McCullough	5,000	0.61%	1.63%
John McGuinness	0	—	—
Ronald D. McMahon	10,000	1.23%	3.27%
John M. Rooney	3,000	0.37%	0.98%
Rande H. Turner	5,000	0.61%	1.63%
Suzanne K. Gregory	0	—	—
Timothy M. Himstreet	0	—	—
Joseph L. Kennedy	2,300	0.28%	0.75%

Total of Directors and Officers	72,500	8.90%	23.69%

     Other than Capitol, no individual owns greater than 5% of the outstanding shares of San Diego.

THE ELECTION OF DIRECTORS

     San Diego’s Certificate of Incorporation and By-Laws provide that the number of Directors, as determined from time to time by the Board of Directors, shall be no less than (13) and no more than (25). The Board of Directors has presently fixed the number of Directors at fifteen.

     The Board of Directors has nominated the fifteen (15) directors named below for a one-year term. All nominees are willing to be elected and to serve in such capacity for one year and until the election and qualification of their successors. All of the nominees for election to the Board of Directors are currently members of San Diego’s Board of Directors.

     The proposed nominees for election as Directors are willing to be elected and serve but in the event that any nominee at the time of election to serve or is otherwise unavailable for election, the Board of Directors may select a substitute nominee, and in that event the persons named in the enclosed proxy intend to vote such proxy for the person selected.

     The affirmative vote of a plurality of the votes cast at the meeting is required for the nominees to be elected.

     The table following sets forth information regarding San Diego’s Directors based on the date furnished by them:

NAME, PROFESSIONAL POSITIONS & POSITIONS HELD WITH SAN DIEGO

Scott R. Andrews, President & COO, First California Southern Bancorp; Director
Steven K. Black, Executive Vice President, Sunrise Bank of San Diego; Director
Richard A. Byer, President, Bycor General Contractor; Director
Craig V. Castanos, CPA & Owner, Craig V. Castanos, CPA; Director
Randall S. Cundiff, President, Sunrise Bank of San Diego; Director
Michael R. Labelle, Senior Director, Cushman Wakefield; Director
John S. Lewis, President – Western Regions, Capitol Bancorp Limited; Director
Toby T. Macfarlane, Senior Vice President, United Title Company; Director
Robert J. Matkovich, DDS, Robert J. Matkovich, DDS, Inc.; Director
John F. McColl, Co-owner & Treasurer, Trinity Housing Group; Director
James L. McCullough, Entrepreneur; Director
John McGuinness, President, Hotel Advertising Television; Director
Ronald D. McMahon, President, McMahon Development Group, LLC; Director
John M. Rooney, President, Torrey Financial Group; Director
Rande H. Turner, President, T2 Ventures; Director

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     San Diego is already included in Capitol’s consolidated financial statements. Unaudited pro forma consolidated financial information follow, adjusted for the proposed San Diego exchange, which will be accounted for under the purchase method of accounting (if consummated), as if it had occurred effective March 31, 2004 (shown on page 26) and at the beginning of 2003 (shown on page 27) and does not give effect to any other proposed share exchanges regarding other bank affiliates of Capitol. The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended March 31, 2004 are not necessarily indicative of results for any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange.

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Unaudited Pro Forma Condensed Consolidated Balance Sheet
Capitol Bancorp Ltd. And Subsidiaries
March 31, 2004

(in $1,000s, except share and per-share data)

		Pro Forma		Pro Forma
		Adjustments		Amounts
		Regarding		After
	Historical	Proposed		Proposed
	Amounts	Share		Share
	As Reported	Exchange		Exchange
ASSETS
Cash and cash equivalents	$324,444			$324,444
Loans held for resale	50,729			50,729
Investment securities	77,491			77,491
Portfolio loans	2,346,978			2,346,978
Less allowance for loan losses	(33,119)			(33,119)

Net portfolio loans	2,313,859			2,313,859
Premises and equipment, net	24,287			24,287
Goodwill and other intangibles	34,316	$1,442	A	35,758
Other assets	42,674			42,674

TOTAL ASSETS	$2,867,800	$1,442		$2,869,242

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$2,375,851			$2,375,851
Debt obligations	212,448			212,448
Other liabilities	14,959			14,959

Total liabilities	2,603,258	—		2,603,258
Minority interests in consolidated subsidiaries	41,626	$(3,149	)B	38,477
Stockholders’ equity:
Common stock	182,375	4,591	C	186,966
Retained earnings	45,442			45,442
Other, net	(4,901)			(4,901)

Total stockholders’ equity	222,916	4,591		227,507

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,867,800	$1,442		$2,869,242

Number of common shares issued and outstanding	14,093,475	176,349		14,269,824

Book value per Capitol share	$15.82			$15.94

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet:

A—Goodwill arising from proposed share exchange. Based on current estimates, there are no material identifiable intangible assets regarding the proposed share exchange. The net carrying values of the Bank’s assets and liabilities approximate fair value. No core deposit intangible asset has been estimated due to the brief period of the Bank’s operation.

B—Elimination of minority interests associated with the Bank’s shareholders other than Capitol.

C—Estimated net proceeds applicable to proposed share exchange with the Bank’s shareholders other than Capitol, based on estimated number of Capitol shares to be issued. The actual number of shares to be issued will be different. Does not assume exercise of any of San Diego’s stock options prior to the exchange.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
Capitol Bancorp Ltd. And Subsidiaries

(in $1,000s, except share and per-share data)

	Three Months Ended March 31, 2004				Year Ended December 31, 2003
	Historical	Pro Forma		Pro Forma	Historical	Pro Forma		Pro Forma
	Amounts	Adjustments		Amounts	Amounts	Adjustments		Amounts
Interest income	$41,449			$41,449	$164,416			$164,416
Interest expense	11,219			11,219	49,490			49,490

Net interest income	30,230			30,230	114,926			114,926
Provision for loan losses	3,508			3,508	9,861			9,861

Net interest income after provision for loan losses	26,722			26,722	105,065			105,065
Noninterest income	4,138			4,138	20,087			20,087
Noninterest expense	23,926			23,926	88,113			88,113

Income before federal income taxes and minority interest	6,934			6,934	37,039			37,039
Federal income taxes	2,528			2,528	12,874			12,874

Income before minority interest	4,406			4,406	24,165			24,165
Minority interest in net loss (income) of consolidated subsidiaries	10	$80	A	90	(785)	$181	A	(604)

NET INCOME	$4,416	$80		$4,496	$23,380	$181		$23,561

NET INCOME PER SHARE:
Basic	$0.32			$0.32	$1.86			$1.84

Diluted	$0.30			$0.30	$1.77			$1.76

Average number of common shares outstanding for purposes of computing basic net income per share—denominator for basic net income per share	13,795,000	176,349	B	13,971,349	12,602,000	176,349	B	12,778,349
Effect of dilutive securities—stock options and unvested restricted shares	836,000			836,000	573,000			573,000

Average number of common shares and dilutive securities for purposes of computing diluted net income per share— denominator for diluted net income per share	14,631,000	176,349		14,807,349	13,175,000	176,349		13,351,349

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations:

A—Amount represents effect on operating results attributable to minority interest due to proposed share exchange regarding Sunrise Bank of San Diego.

B—Assumes issuance of an estimated 176,349 shares of Capitol common stock in the proposed share exchange described in Note A above. The actual number of shares to be issued will be different. Does not assume exercise of any of San Diego’s outstanding stock options.

THE EXCHANGE

General

     The San Diego Board of Directors is using this proxy statement/prospectus to solicit proxies from the holders of San Diego common stock for use at the shareholders’ meeting.

     At the shareholders’ meeting to be held on May 25, 2004, San Diego common shareholders will be asked to approve the exchange. The Plan of Share Exchange provides for San Diego’s minority shareholders to exchange the 37.553% of the common stock of San Diego not owned by Capitol for Capitol common stock. Upon consummation of the exchange, San Diego will become a wholly-owned subsidiary of Capitol. In the exchange, San Diego shareholders will receive shares of Capitol’s common stock.

Background of the Exchange

     The concept of a potential share exchange transaction with Capitol has been discussed informally from time to time from the beginning of San Diego’s operations. Capitol expressed a willingness to extend an offer of an exchange around the Bank’s 36 th month of operation. These discussions occurred at various San Diego board meetings during that period. The objectives of the potential exchange would be to enable shareholders of San Diego to achieve liquidity in their investment, a reasonable return on their investment in the form of a ‘premium’ and to accomplish such an exchange on a tax-free basis. Without the exchange, shareholders of San Diego will continue to hold San Diego stock which has no market and is illiquid.

     San Diego’s Board of Directors has not solicited or received any other proposals for the potential exchange or sale of San Diego’s shares of common stock which are not owned by Capitol. If other proposals were under consideration for sale or exchange of San Diego’s shares to an entity other than Capitol, Capitol would be permitted to vote its shares of San Diego. By virtue of Capitol’s majority ownership of San Diego, it is likely that Capitol would not vote its shares of San Diego in favor of any other proposals regarding a share exchange or sale of the minority interest in San Diego with another party. In addition, Capitol currently has no intentions of selling its majority interest in San Diego. Hence, the only proposal under consideration is Capitol’s proposal.

     Capitol based its proposal on its prior transactions, whereby it has acquired the minority interest in banks it controls. In those prior transactions, Capitol has offered those minority shareholders an opportunity to exchange their bank shares for Capitol common stock on or about the 36 th month of the bank’s operations. Although Capitol is under no contractual obligation to make such an offer to acquire the minority interests in any of its present bank subsidiaries, it has made this proposal to San Diego’s Board of Directors consistent with its informal discussions with San Diego’s Board during the past three years. As in other share exchange transactions, Capitol based its proposal at some premium over the book value of the bank’s common stock. However, Capitol’s determination of the share value of San Diego, for purposes of the proposed exchange, is solely based on its arbitrary valuation as offered by Capitol.

     Consensus between Capitol and San Diego’s directors who are not employees or officers of Capitol was reached in February 2004, to approve the proposed exchange subject only to:

•	obtaining an independent opinion that the proposed share exchange is fair to San Diego’s shareholders from a financial point of view; and

•	obtaining approval for the proposed exchange by a majority of San Diego’s shares not already owned by Capitol.

     In February 2004, the San Diego Board approved the Plan of Share Exchange and agreed to call a shareholder meeting for a shareholder vote to approve the Plan of Share Exchange.

San Diego’s Reasons for the Exchange

     San Diego’s reasons for the exchange are that the shareholders of San Diego will be best served by the exchange in order to maximize their shareholder value and to provide them:

•	better protection through diversification geographically and by customer base through Capitol’s subsidiary banks rather than dependence upon the resources of a single bank.

•	the San Diego shareholders will receive publicly traded shares, providing them liquidity as opposed to the San Diego common stock for which there is no public market. San Diego shareholders who choose to do so may continue to hold the Capitol stock they receive in the exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.

Capitol’s Reasons for the Exchange

     Capitol believes that San Diego’s profitability will increase. As noted elsewhere in this proxy statement/prospectus, while San Diego’s assets are reported as part of Capitol’s assets for purposes of its consolidated financial statements, San Diego’s income is attributed to Capitol only in the percentage which Capitol owns of San Diego common stock. Capitol desires to acquire the remainder of San Diego’s common stock so that Capitol can include 100% of San Diego’s income in Capitol’s consolidated income statement.

Terms of the Exchange

     Terms of the exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included as Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety.

     The terms of the exchange can be summarized as follows:

Upon approval of the exchange by a majority of the 37.553% of the shares of San Diego held by shareholders other than Capitol, each share of San Diego common stock will be exchanged for shares of Capitol common stock according to an exchange ratio. The exchange ratio is determined by dividing the San Diego share value by the Capitol share value. The San Diego share value shall be $15.00 per share.

The share value of each share of Capitol common stock shall be the average of the closing prices of Capitol common stock for the month ended May 31, 2004, as reported by the New York Stock Exchange.

     The exchange ratio is determined by dividing the San Diego share value by the Capitol share value. Each San Diego shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their San Diego common stock calculated by multiplying the number of shares in San Diego common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash. If the share exchange ratio were calculated based upon the average closing price of Capitol’s common stock for the month of April 2004, each San Diego shareholder would have received .576192 shares of Capitol common stock for each share of San Diego common stock. The actual share exchange ratio will be different.

San Diego Board Recommendation

     In determining whether to recommend the proposed share exchange to San Diego’s shareholders, San Diego’s board considered the matters discussed in “San Diego’s Reasons for the Exchange”. In addition, San Diego’s board considered:

•	no other exchange proposals would be offered either by Capitol or unaffiliated parties;

•	Capitol already has an overwhelming majority ownership of San Diego;

•	there is no assurance Capitol would repeat or improve its share exchange proposal at any time in the future;

•	absent any potential alternatives other than rejecting Capitol’s proposal, which could result in San Diego’s minority shareholders having no future opportunities to exchange, sell or otherwise dispose of their San Diego shares; and

•	San Diego’s Board obtained an opinion from its financial advisor that the exchange would be fair to the shareholders of San Diego from a financial point of view.

     THE SAN DIEGO BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF THE SAN DIEGO SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” APPROVAL OF THE PLAN OF SHARE EXCHANGE.

Accounting Treatment

     Capitol expects the exchange to be treated as the acquisition of a minority interest using the purchase method of accounting.

Pro Forma Data

     Because San Diego is already a controlled subsidiary of Capitol, it is already included in Capitol’s consolidated financial statements. Unaudited pro forma consolidated financial information is presented in this document, adjusted for the proposed San Diego exchange, which will be accounted for under the purchase method of accounting (if consummated), as if it had occurred effective March 31, 2004 (shown on page 26) and at the beginning of 2003 (shown on page 27) and does not give effect to any other proposed share exchanges regarding other bank affiliates of Capitol. The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended March 31, 2004 are not necessarily indicative of results for any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange.

Material Federal Income Tax Consequences

     The income tax discussion below represents the opinion of Miller, Canfield, Paddock and Stone, PLC, tax counsel to Capitol, on the material federal income tax consequences of the exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers, or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

     This discussion also is based upon certain representations made by San Diego and Capitol. You should read carefully the full text of the tax opinion of Miller, Canfield, Paddock and Stone, PLC. The opinion is included in this proxy statement/prospectus as Annex C. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

     This discussion also assumes that shareholders hold their shares of San Diego common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	San Diego shareholders who received their San Diego common stock through the exercise of employee stock options or otherwise as compensation;

•	San Diego shareholders who are not U.S. persons; and

•	San Diego shareholders who hold San Diego common stock as part of a hedge, straddle or conversion transaction.

     The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

     Based on the assumptions and representations above, it is the opinion of Miller, Canfield, Paddock and Stone, PLC, tax counsel to Capitol, that:

•	the exchange will qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code;

•	no gain or loss will be recognized by the shareholders of San Diego who exchange their San Diego common stock solely for Capitol common stock (except with respect to cash received instead of a fractional share of Capitol common stock);

•	the aggregate tax basis of the Capitol common stock received by San Diego shareholders who exchange all of their San Diego common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the San Diego common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Capitol common stock for which cash is received);

•	the holding period of the Capitol common stock received will include the holding period of shares of San Diego common stock surrendered in exchange; and

•	a holder of San Diego common stock that receives cash instead of a fractional share of Capitol common stock will, in general, provided the redemption is not essentially equivalent to a dividend under Section 302(b)(1) of the Internal Revenue Code, recognize capital gain or loss equal to the difference between the cash amount received and the portion of the holder’s tax basis in shares of San Diego common stock allocable to the fractional share; this gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder’s holding period in the San Diego common stock exchanged for the fractional share of Capitol common stock satisfies the long-term holding period requirement.

     The tax opinion of Miller, Canfield, Paddock and Stone, PLC is not binding upon the Internal Revenue Service or the courts.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Regulatory Matters

     As a bank holding company, Capitol is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Capitol to obtain the Federal Reserve Board’s permission to acquire at least 51% of a subsidiary bank. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the stock of the subsidiary bank. Of course, Capitol received permission to acquire 51% or more ownership of San Diego prior to San Diego commencing the business of banking. Accordingly, Capitol will not be required to seek any further approval from the Federal Reserve Board for the exchange.

     It is a condition of the exchange that the shares of Capitol stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the New York Stock Exchange, subject to official notice of issuance. An application will be filed to list Capitol’s shares. Accordingly, the shares of Capitol common stock to be issued in exchange for the San Diego common stock will be publicly tradable upon consummation of the exchange. There will be no restriction on the ability of a former San Diego shareholder to sell in the open market the Capitol common stock received (unless the San Diego shareholder is also an officer, director or affiliate of either San Diego or Capitol, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on the sale of Capitol common stock).

Dissenters’ Rights

     Dissenters’ rights will be available to the shareholders of San Diego. Shareholders of San Diego who dissent from the share exchange in accordance with the procedures set forth in Chapter 13 of the California General Corporation Law will be entitled to receive an amount equal to the fair market value of their shares as of March 24, 2004, the last day before the public announcement of the share exchange.

     To perfect their statutory dissenters’ rights, Sunrise shareholders must not vote in favor of the share exchange and must follow the required procedures set forth in Chapter 13 of the California General Corporation Law, a copy of which attached hereto as Annex F to this proxy statement and prospectus.

     The following summary is not a complete statement of the law pertaining to dissenters’ rights and is qualified in its entirety by reference to Chapter 13 of the California General Corporation Law. Any San Diego shareholder contemplating the exercise of dissenters’ rights should carefully review the provisions of Chapter 13 of the California General Corporation Law, particularly those setting out the specific procedural steps required to perfect dissenters’ rights. FAILURE TO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF CHAPTER 13 WILL RESULT IN A WAIVER OF THE SAN DIEGO SHAREHOLDER’S DISSENTERS’ RIGHTS.

     In order to be entitled to exercise dissenters’ rights, San Diego shareholders must vote “AGAINST” the Plan of Share Exchange. Thus, if San Diego shareholders wish to dissent and they execute and return the accompanying proxy card, they must specify that their shares are to be voted “AGAINST” the Plan of Share Exchange. If San Diego shareholders return an executed proxy without voting instructions or with instructions to vote “FOR” the Plan of Share Exchange, their shares will automatically be voted in favor of the Plan of Share Exchange and they will lose any dissenters’ rights. If the San Diego shareholders do not return a proxy and they attend the special meeting, they must vote “AGAINST” the Plan of Share Exchange at the meeting to preserve their dissenters’ rights. Further, if a San Diego shareholder abstains from voting his or her shares, the shareholder will lose his or her dissenters’ rights.

     In order to preserve their dissenters’ rights, San Diego shareholders must also make a written demand to Sunrise Bank of San Diego for the purchase of their shares of San Diego common stock and for the payment to them in cash of the fair market value of the shares. The demand must:

•	state of the number of shares of San Diego common stock the dissenting shareholder holds of record;

•	contain a statement of what the dissenting shareholder claims to be the fair market value of the shares as of March 24, 2004, the last trading day before the announcement of the Plan of Share Exchange, without giving effect to any appreciation or depreciation due to the share exchange; and

•	be received by San Diego or no later than the date of the special meeting to vote on the Plan of Share Exchange.

     The statement of fair market value contained in the demand constitutes an offer by the San Diego shareholder to sell his or her shares to San Diego at that price. Once a San Diego shareholder has made the demand, he or she may not withdraw it, unless San Diego consents to the withdrawal. A proxy or vote against the approval of the share exchange does not in and of itself constitute a demand.

     If the share exchange is approved at the special meeting, within ten (10) days, San Diego will mail a notice of approval (“Notice of Approval”) of the Plan of Share Exchange to each dissenting shareholder. This Notice of Approval will contain:

•	a statement of the price determined by San Diego’s board to represent the fair market value of the shares;

•	a brief description of the procedure that the shareholder must follow, if the shareholder desires to exercise dissenters’ rights; and

•	a copy of sections 1300, 1301, 1302, 1303 and 1304 of Chapter 13 of the California General Corporation Law (which sets out the procedures that must be followed to perfect a shareholder’s dissenters’ rights).

     This Notice of Approval will constitute an offer by San Diego to purchase the dissenting shares, assuming the Plan of Share Exchange is completed.

     Within thirty (30) days after the date on which San Diego mailed this Notice of Approval, a San Diego shareholder wishing to dissent must submit his or her share certificates to San Diego or its transfer agent to be endorsed as dissenting shares. The certificates will be stamped or endorsed with a statement that they are dissenting shares. Upon subsequent transfers, new certificates must bear a like statement together with the dissenting shareholder’s name as the original dissenting shareholder of the shares. IF A SAN DIEGO SHAREHOLDER WISHING TO DISSENT, TRANSFERS HIS OR HER DISSENTING SHARES PRIOR TO SUBMITTING THEM FOR THIS REQUIRED ENDORSEMENT, THE SHARES WILL LOSE THEIR STATUS AS DISSENTING SHARES.

     If the dissenting shareholder and San Diego (or Capitol Bancorp Limited if the share exchange has been completed) agree that shares are dissenting shares and agree on the fair market value of the shares, upon surrender of the dissenting shareholder’s endorsed certificates, San Diego will make payment of that amount on the later of thirty (30) days after an agreement has been reached on the fair market value, or thirty (30) days after any statutory or contractual conditions to the Plan of Share Exchange have been satisfied. Any agreement between dissenting San Diego shareholders and San Diego (or after the share exchange, Capitol Bancorp Limited) fixing a fair market value of any dissenting shares must be filed with the secretary or clerk of San Diego or the surviving company.

     If San Diego (or after the share exchange, Capitol Bancorp Limited) denies that the shares submitted by the dissenting shareholder qualify as dissenting shares, or if the dissenting shareholder and San Diego (or after the share exchange, Capitol Bancorp Limited) fail to agree on the fair market value of those shares, either the dissenting shareholder or San Diego (or after the share exchange, Capitol Bancorp Limited) may file a complaint in the superior court of the proper county in California requesting that the court determine the issue. The complaint must be filed within six (6) months after the date on which Notice of the Approval of the Plan of Share Exchange is mailed to the dissenting shareholders. The dissenting shareholder may join as a plaintiff in such a suit filed by another dissenting shareholder and may also be joined as a defendant in any such action brought by San Diego (or after the share exchange, Capitol Bancorp Limited). If the suit is not brought within six (6) months, the shares of the dissenting shareholder will lose their status as dissenting shares.

     In a dissenters’ rights action, the court must first determine if the shares qualify as dissenting shares. If the court determines that the shares qualify as dissenting shares, it will either determine the fair market value or appoint one or more impartial appraisers to do so. The court will assess and apportion the costs of the action as it considers equitable. However, if the appraised value of the shares exceeds the price offered by the corporation by more than twenty-five percent (25%), the corporation must pay the costs of the suit, which may include (at the court’s discretion), attorneys’ fees, expert witness fees, and prejudgment interest.

     A shareholder who receives cash payment for dissenting shares will be treated as if such shares were redeemed for federal income tax purposes.

Federal Securities Laws Consequences; Stock Transfer Restrictions

     This proxy statement/prospectus does not cover any resales of the Capitol common stock you will receive in the exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All shares of Capitol common stock you will receive in the exchange will be freely transferable, except that if you are deemed to be an “affiliate” of San Diego under the Securities Act of 1933 at the time of the annual shareholders’ meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of San Diego for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, San Diego, and would not include shareholders who are not officers, directors or principal shareholders of San Diego.

     The affiliates of San Diego may not offer, sell or otherwise dispose of any of the shares of Capitol common stock issued to that affiliate in the exchange or otherwise owned or acquired by that affiliate:

(1)	for a period beginning 30 days prior to the exchange and continuing until financial results covering at least 30 days of post-exchange combined operations of Capitol and San Diego have been publicly filed by Capitol; or

(2)	in violation of the Securities Act.

OPINION OF FINANCIAL ADVISOR

     San Diego has retained JMP Financial, Inc. to provide a financial fairness opinion in connection with the exchange. The San Diego board selected JMP Financial, Inc. to act as San Diego’s financial advisor based on its qualifications, expertise and reputation. JMP Financial, Inc. has rendered its opinion, in writing, that, based upon and subject to the various considerations set forth in the opinion, the consideration to be received pursuant to the exchange by the holders of San Diego common stock is fair from a financial point of view.

     The full text of the written opinion of JMP Financial, Inc. is attached as Annex B to this proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by JMP Financial, Inc. in rendering its opinion. San Diego shareholders are urged to, and should, read the opinion carefully and in its entirety. The opinion is directed to the San Diego board and addresses only the fairness from a financial point of view of the consideration received pursuant to the exchange as of the date of the opinion. It does not address any other aspect of the exchange and does not constitute a recommendation to any holder of San Diego common stock as to how to vote at the annual shareholders’ meeting. The summary of the opinion of JMP Financial, Inc. set forth in this document is qualified in its entirety by reference to the full text of the opinion.

     In connection with rendering its opinion, JMP Financial, Inc. among other things:

•	reviewed certain internal financial statements and other financial and operating data concerning San Diego prepared by the management of San Diego;

•	discussed the past and current operations and financial condition and the prospects of San Diego with senior executives of San Diego;

•	reviewed certain publicly available financial statements and other information of Capitol;

•	discussed the past and current operations and financial condition and the prospects of Capitol with senior executives of Capitol;

•	reviewed the reported prices and trading activity for Capitol common stock;

•	compared the financial performance of San Diego and Capitol and the prices and trading activity of Capitol common stock with that of certain other comparable publicly traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

•	reviewed the Plan of Share Exchange; and

•	performed such other analyses and considered such other factors as JMP Financial, Inc. deemed appropriate.

     In rendering its opinion, JMP Financial, Inc. performed the following analyses:

(1)	CBC Share Multiples. In order to evaluate the value of CBC share price, JMP Financial, Inc. reviewed the price-to-book value and price-to-earnings ratios (“Multiples”) and performance data of publicly traded stocks of all Michigan banks, all bank holding companies, Great Lakes banks of similar size to CBC ($1 billion to $5 billion in assets) and all publicly traded banks in the nation in the $1 billion to $5 billion asset range. No bank or bank holding company was identical to Capitol. JMP Financial, Inc. did, however, note that the Capitol share value Multiples were generally within the range of, or below, the Multiples of comparable size banks and bank holding companies. The summary data for this analysis is presented below and demonstrates that CBC common stock price sells at Multiples below the aggregate averages of each of the various Comparable Groups. Accordingly, there is a presumption that CBC was fairly priced, or priced at a discount, and thus an advantage to San Diego shareholders, in the securities market at the time of evaluation.

Comparable Group	Count	P/BV	P/E
$1b-$5b Assets in Great Lakes	28	220	22.4
$1b-$5b Assets Natl	146	234	21.0
All Natl	461	224	21.1
All MI	15	199	20.8

Average		219	21.3
CBC		183.5	16.2

     P/BV and P/E figures Comparable Groups are the average for the entire group.

(2)	Change-of-Control Multiples. JMP Financial, Inc. reviewed the pricing ratios in those mergers and acquisitions of banks and bank holding companies completed during the past six months for which public information was available. JMP Financial, Inc. found that the premium to book value ratios offered to selling shareholders generally ranged from 60 percent to 417 percent, with both median and average premium to book values falling between 210 percent and 215 percent. All of these transactions involved the transfer of control to the acquiring institution.

(3)	San Diego Share Multiples. JMP Financial, Inc. also consulted a private database to construct several groups of banks and bank holding companies it deemed to be similar to San Diego, considering, but not limiting its analysis to, such factors as size, financial condition and performance, geography and market performance. JMP Financial, Inc. compared the price-to-book value and price-to-earnings ratios of these comparative groups to the acquisition Multiples applicable to the proposed San Diego exchange. The price-to-book value of San Diego was considerably lower then the averages of the peer groups. Two of the comparative groups are of particular importance, however. The All National group consists of a broad range and number of institutions of similar size to San Diego. For a number of reasons these institutions tend to be priced at a discount to larger institutions. Also, San Diego has capital-to-asset ratios in excess of 11 percent at year-end and 13 percent for 2003 on average. Markets pay a premium for required capital, but diminishing premiums for excess capital. This is reflected in the Natl assets < $250m & capital >10% group, which consists of 17 publicly traded banks throughout the nation with assets below $250 million and capital-to-asset ratios greater then 10 percent. As a whole this group had a capital-to-asset ratio slightly higher (14%) than San Diego’s but a comparable return on average equity. The average price-to-book value of the peer group is very similar to that offered to San Diego. San Diego’s price-to-earnings ratio is within the range of the Comparative Groups. Accordingly, the price paid to San Diego is not inconsistent with the peer groups of publicly traded banks, especially considering its size, capital, and liquidity as discussed below.

	Count	P/BV	P/E
All National < $250m assets	40	187	26.5
All California < $500m assets	9	228	20.7
Natl assets < $250m assets & capital > 10%	17	162	24.9
All National	461	224	21.1

Average		200	22.3
San Diego		150	24.2

     P/BV and P/E figures Comparable Groups are the average for the entire group.

(4)	Illiquidity. On an individual basis there are substantial differences between the financial and market condition and performance of San Diego stock and most other institutions. In the aggregate, the most striking difference between San Diego and the various comparative groups was liquidity. All of the publicly traded banks which JMP Financial, Inc. reviewed and which it defined as “small publicly traded banks” were listed on the New York Stock Exchange, American Stock Exchange of NASDAQ. The average weekly trading volume of these institutions was about 3/5 of one percent of their outstanding stock. In other words, these institutions provided minority shareholders with reasonable liquidity. San Diego stock, on the other hand, was not publicly traded and no shares have traded since its inception. A number of historical studies and valuation practices estimate liquidity discounts in a range from 15 to 40 percent, suggesting that, ceteras paribus, the Multiples paid for San Diego should be lower than those of comparable institutions by that margin.

(5)	Not an “Acquisition” Premium. The transaction at issue may be characterized, at least casually, as an “acquisition”. There is a tendency to compare the acquisition Multiples paid to San Diego in this transaction to “acquisition” Multiples for other commercial banks as reported in the media and private database. It is important to note, however, that the “acquisition” Multiples reported in the media are for change-of-control transactions, generally for 100 percent of the acquisition stock. In this case, San Diego is now and has been since it commenced business, an affiliate and controlled subsidiary of Capitol. CBC is acquiring less than 40 percent of the San Diego stock. Moreover, the largest single block of San Diego stock to be acquired is less than 2 percent of shares outstanding. Given that the transaction thus represented purchase of a minority position, direct comparison to change-of-control premiums, is misleading.

(6)	A Minority Sale. In fact, the transaction bears more of a resemblance to the sale of a minority block of stock then to a change-of-control acquisition. The most dramatic difference, as discussed above, between the exchange of minority shares and an acquisition of all of the stock of an entire institution is the “change of control”. In the latter transaction, control of the acquired institution changes hands, for which the acquiring institution may pay a significant premium. In the present transaction, JMP Financial, Inc. noted that Capitol has had control of San Diego from the outset and would not be expected to pay a “premium” for control, since it already owns control of San Diego. Accordingly, and especially in light of the fact that the aggregate block to-be-acquired by CBC from outsiders is less than 40 percent and comprised of numerous very small blocks, JMP Financial, Inc. would expect that the premium over book value to be paid by CBC would be closer to the price paid in the sale of a minority block of stock in a small publicly traded bank. In other words, one would expect San Diego shareholders to be paid Multiples much more similar to those paid for minority shares in Comparative Group institutions then the Multiples paid in change-of-control transactions, adjusted for particular circumstances, the most notable of which would be illiquidity and excess capital.

(7)	JMP Financial, Inc. therefore concluded that the exchange was fair to the shareholders of San Diego from a financial point of view.

     The opinion and presentation of JMP Financial, Inc. to the San Diego board was one of many factors taken into consideration by San Diego’s board in making its decision to approve the exchange. The analyses as described above should not be viewed as determinative of the opinion of the San Diego board with respect to the exchange or of whether the San Diego board would have been willing to agree to a transaction with a different form or amount of consideration.

     The San Diego board retained JMP Financial, Inc. based upon its qualifications, experience and expertise. JMP Financial, Inc. is a recognized investment banking and advisory firm which has special expertise in the valuation of banks.

     Under the engagement letter, JMP Financial, Inc. provided financial advisory services and a financial fairness opinion in connection with the exchange, and San Diego agreed to pay JMP Financial, Inc. a fee of $8,500 plus out-of-pocket expenses. In addition, San Diego has agreed to indemnify JMP Financial, Inc. and its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     JMP Financial, Inc. has also been engaged to provide financial advisory services in connection with other share exchanges with other affiliates of Capitol in the past. JMP Financial, Inc. has been engaged to provide financial advisory services in connection with previous share exchange transactions with other affiliates of Capitol. In total, JMP Financial, Inc. has issued fairness opinions on 21 transactions of similar structure with affiliates of Capitol. In each opinion, JMP Financial, Inc. opined that those transactions were fair from a financial point of view to the shareholders of those entities. For those engagements, through May 10, 2004, JMP Financial, Inc. was paid a total of $175,750. JMP Financial, Inc. has performed no services directly for Capitol. Further, there are no agreements between Capitol or any of its affiliates and JMP Financial, Inc. regarding future fairness opinions or other financial advisory services. JMP Financial, Inc. is aware of no conflicts of interest that JMP Financial, Inc. has at arriving at a fairness opinion. Further, there are no agreements between Capitol or any of its affiliates and JMP Financial, Inc. regarding future fairness opinions or other financial advisory services. JMP Financial, Inc. is aware of no conflicts of interest that JMP Financial, Inc. has at arriving at a fairness opinion.

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THE CLOSING

Effective Time

     The exchange will be effective at 5:00 p.m., Mountain Time, on May 31, 2004, and will be closed as soon as possible after the vote at the meeting of San Diego’s shareholders. If the Plan of Share Exchange is approved, as of the effective date, each outstanding share of San Diego common stock will be automatically converted into the right to receive Capitol common stock according to the exchange ratio.

Shares Held By Capitol

     Shares of San Diego common stock owned by Capitol since Capitol’s organization will be unaffected by the exchange. Those shares will not be exchanged for any securities of Capitol or other consideration.

Procedures For Surrender Of Certificates; Fractional Shares

     As soon as reasonably practicable after the effective date of the exchange, Capitol or Capitol’s transfer agent will send you a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of your San Diego stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

     Commencing immediately after the effective date of the exchange, upon surrender by you of your stock certificates representing San Diego shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Capitol common stock into which those San Diego shares have been converted, together with a cash payment in lieu of fractional shares, if any.

     After the effective date, each certificate that previously represented shares of San Diego stock will represent only the right to receive the shares of Capitol common stock into which shares of San Diego stock were converted in the exchange, and the right to receive cash in lieu of fractional shares of Capitol common stock as described below.

     Until your San Diego certificates are surrendered to Capitol or Capitol’s agent, you will not be paid any dividends or distributions on the Capitol common stock into which your San Diego shares have been converted with a record date after the exchange, and will not be paid cash in lieu of a fractional share. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Capitol common stock payable as described below will be paid to you without interest.

     San Diego’s transfer books will be closed at the effective date of the exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of San Diego stock that is not registered in the records of San Diego has occurred, then, so long as the San Diego stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Capitol common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.

     No fractional share of Capitol common stock will be issued upon surrender of certificates previously representing San Diego shares. Instead, Capitol will pay you an amount in cash determined by multiplying the fractional share interest to which you would otherwise be entitled by the Capitol share value used in determining the exchange ratio.

Fees and Expenses

     Whether or not the exchange is completed, Capitol and San Diego will each pay its own costs and expenses incurred in connection with the exchange, including the costs of (a) the filing fees in connection with Capitol’s Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and “blue sky” laws, (c) the expenses in connection with printing and mailing of the Capitol Form S-4 registration statement and this proxy statement/prospectus, and (d) all other expenses.

Stock Market Listing

     Capitol will promptly prepare and a listing application with respect to the maximum number of shares of Capitol common stock issuable to San Diego shareholders in the exchange, and Capitol must use reasonable best efforts to obtain approval for the listing of Capitol common shares on the New York Stock Exchange.

Amendment And Termination

     Capitol and San Diego may amend or terminate the exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the exchange, it may not be further amended without the approval of the shareholders.

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THE SHAREHOLDERS’ MEETING

Date, Time And Place

     The shareholders’ meeting will be held on May 25, 2004 at Sunrise Bank of San Diego, 4570 Executive Drive, Suite 110, San Diego, California 92121 at 11:00 a.m., local time.

Matters To Be Considered At The Shareholders’ Meeting

     At the shareholders’ meeting, holders of San Diego common stock will vote on whether to approve the exchange. See “The Exchange”. Shareholders will also vote on the election of directors of San Diego. See “Election of Directors”.

Record Date; Stock Entitled To Vote; Quorum

     Holders of record of San Diego common stock at the close of business on April 15, 2004, the record date for the shareholders’ meeting, are entitled to receive notice of and to vote at the shareholders’ meeting. At March 31, 2004, 815,000 shares of San Diego common stock were issued and outstanding and held by approximately 149 holders of record. Capitol held 508,940 shares of San Diego common stock on that date and 306,060 shares were held by shareholders other than Capitol.

     A majority of the shares of the San Diego common stock (excluding shares held by Capitol) entitled to vote on the record date must be represented in person or by proxy at the shareholders’ meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders’ meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of San Diego common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at San Diego’s shareholders’ meeting.

     San Diego does not expect any other matters to come before the shareholders’ meeting. However, if any other matters are properly presented at the meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the meeting. San Diego is not aware of any matters expected to be presented at the meeting other than as described in the notice of the meeting.

Votes Required

     Although approval of the exchange by two-thirds of the shares entitled to vote is all that is required by law, San Diego and Capitol have agreed that approval of the exchange will require the affirmative vote of a majority of the shares of San Diego common stock outstanding on the record date, excluding the 62.447% of San Diego’s shares held by Capitol. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the exchange.

Share Ownership Of Management

     As of the close of business on March 31, 2004, the directors and executive officers of San Diego and their affiliates were entitled to vote approximately 72,500 shares of San Diego common stock. These shares represent approximately 8.90% of the outstanding shares of San Diego common stock and 23.69% of San Diego’s shares held by shareholders other than Capitol. The directors and executive officers have agreed to vote their shares of San Diego common stock in favor of the exchange.

Voting Of Proxies

Submitting Proxies

     You may vote by attending the shareholders’ meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the exchange at the shareholders’ meeting.

     If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the shareholders’ meeting.

     Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of San Diego stock will be mailed by Capitol to former San Diego shareholders shortly after the exchange is effective.

Revoking Proxies

     If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the shareholders’ meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the president of San Diego, by a later-dated proxy signed and returned by mail or by attending the shareholders’ meeting and voting in person. Attendance at San Diego’s annual shareholders’ meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the shareholders’ meeting to:

Sunrise Bank of San Diego
4570 Executive Drive, Suite 110
San Diego, California 92121
Attn: Randy Cundiff, President

     If you require assistance in changing or revoking a proxy, you should contact Randy Cundiff at the address above or at phone number (858) 625-9050.

General Information

     Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the shareholders’ meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the exchange.

     Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the shareholders’ meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the exchange.

Solicitation Of Proxies; Expenses

     Capitol or San Diego will pay the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of San Diego may also solicit proxies from shareholders by telephone, telecopy, telegram or in person.

COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the exchange, holders of shares of San Diego stock will become holders of shares of Capitol common stock. This comparison of shareholder rights is not intended to be complete and is qualified by reference to the California Revised Statutes, as well as to San Diego’s articles of incorporation and by-laws and the Michigan Business Corporation Act as well as to Capitol’s articles of incorporation and by-laws, (copies of which are on file with the SEC).

     The following summary compares various rights, privileges and restrictions applicable to shareholders of San Diego and Capitol:

	San Diego	Capitol
Authorized Capital Stock	10,000,000	25,000,000
Preemptive Rights	None	None
Quorum Requirements	Majority	Majority
Annual Meetings of Stockholders	Called by CEO, President, majority of	Called by CEO, majority of the board
	the board or shareholders	or shareholders representing 25% of
	representing not less than 10% of the	the shares entitled to vote
shares entitled to vote
Stockholder Action by Written Consent	Yes	Yes, if unanimous
Inspection of Voting List of Stockholders	Inspector may be appointed by the	Inspector may be appointed by the
	Board, by the person presiding at	Board, by the person presiding at
	shareholders’ meeting or by the	shareholders’ meeting or by the
	request of a shareholder	request of a shareholder
Classification of the Board of Directors	No	No
Election of the Board of Directors	Annually by shareholders	Annually by shareholders
Cumulative Voting	No	No
Number of Directors	13-25	5-25
Removal of Directors	By a majority of the outstanding	By a majority of the outstanding
	shares of stock	shares of stock
Vacancies on the Board of Directors	May be filled by a majority of the	May be filled by a majority of the
	Board of Directors	Board of Directors
Liability of Directors	Eliminated to the fullest extent	Eliminated to the fullest extent
	provided by law	provided by law
Indemnification of Directors, Officers, Employees or Agents	Yes	Yes
Amendments to Articles of Incorporation	By a majority of the outstanding	By a majority of the outstanding
	shares	shares
Amendments to Bylaws	By majority of directors or	By majority of directors
outstanding shares
Appraisal/Dissenters’ Rights	Yes	No

DESCRIPTION OF THE CAPITAL STOCK OF CAPITOL

     Capitol’s Articles of Incorporation, as amended to date, authorize the issuance of up to 25,000,000 shares of common stock, without par value. Capitol’s articles of incorporation do not authorize the issuance of any other class of stock. As of March 31, 2004, 14,093,475 shares of common stock were outstanding. UMB Bank, n.a., serves as transfer agent and registrar for Capitol’s common stock.

     Michigan law allows Capitol’s board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.

     Capitol’s board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.

     The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Capitol’s articles of incorporation, as amended, a copy of which is on file with the SEC, and to the Michigan Business Corporation Act (“MBCA”).

Rights of Common Stock

     All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock do not have cumulative voting rights, which means that a stockholder is entitled to vote each of his or her shares once for each director to be elected at any election of directors and may not cumulate shares in order to cast more than one vote per share for any one director. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Capitol’s board of directors out of funds legally available. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation’s total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.

Shares Available for Issuance

     The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Capitol with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Capitol’s stock option program.

     Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Capitol may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Capitol regarding the submission of an issuance to or vote by Capitol’s shareholders. As noted, Capitol’s shareholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Capitol more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Capitol. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Capitol by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Capitol in opposing such an attempt by a third party to gain control of Capitol. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Capitol. Although Capitol does not currently contemplate taking that action, shares of Capitol common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

Capitol’s Preferred Securities

     Capitol has issued debentures to Capitol Trust I, a Delaware business trust subsidiary of Capitol. Capitol Trust I purchased the debentures with the proceeds of preferred securities (which are traded on the New York Stock Exchange under the symbol “CBCPrA”). Capitol also has additional trust-preferred securities which were private placed. Capitol has guaranteed the preferred securities. The documents governing these securities, including the indenture under which the debentures were issued, restrict Capitol’s right to pay a dividend on its common stock under certain circumstances and give the holders of the preferred securities preference on liquidation over the holders of Capitol’s common stock. Specifically, Capitol may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the indenture, (b) Capitol is in default under its guarantee, or (c) Capitol has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, Capitol is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. Capitol’s obligation under the debentures, the preferred securities and the guarantee approximates $100.8 million at an average interest rate currently approximating 7% per annum, payable quarterly.

Anti-Takeover Provisions

     In addition to the utilization of authorized but unissued shares as described above, the MBCA contains other provisions which could be utilized by Capitol to impede efforts to acquire control of Capitol. Those provisions include the following:

     Control Share Acquisitions. The MBCA contains an article intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of “control shares” of large public Michigan corporations.

     The act establishes procedures governing “control share acquisitions.” A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under that act, an acquirer may not vote “control shares” unless the corporation’s disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the act confers dissenters’ rights upon all of a corporation’s shareholders except the acquiring person.

     The act applies only to an “issuing public corporation.” Capitol falls within the statutory definition of an “issuing public corporation.” The act automatically applies to any “issuing public corporation” unless the corporation “opts out” of the statute by so providing in its articles of incorporation or bylaws. Capitol has not “opted out” of the provisions of the act.

     Fair Price Act. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a “business combination.” The act defines a “business combination” to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates.” An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the company. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     As of February 25, 2004 Capitol’s management beneficially owned (including immediately exercisable stock options and warrants) control of approximately 28.80% of Capitol’s outstanding common stock. It is now unknown what percentage will be owned by management upon completion of the exchange. If management’s shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.

     The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

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WHERE YOU CAN FIND MORE INFORMATION

     Capitol has filed a registration statement on Form S-4 to register with the SEC the Capitol common stock to be issued to San Diego shareholders in the exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Capitol in addition to being a proxy statement of San Diego for the annual meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Capitol files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at
1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room	Chicago Regional Office Citicorp Center
450 Fifth Street, N.W.	500 West Madison Street
Room 1024	Suite 1400
Washington, D.C. 20549	Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Capitol, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Capitol at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows Capitol to “incorporate by reference” the information it files with the SEC. This permits Capitol to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. Capitol incorporates by reference the following documents that have been filed with the SEC:

Capitol Bancorp Ltd. SEC Filings
(File No. 0-18461)		Period

•	Proxy Statement on Schedule 14A	Annual Meeting held May 6, 2004

•	Annual Report on Form 10-K	Year ended December 31, 2003

•	Quarterly Report on Form 10-Q	Three months ended March 31, 2004

•	Registration Statement on Form 8-A filed April 19, 1990	Filed April 19, 1990

In addition, all subsequent documents filed with the SEC by Capitol pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY MAY 15, 2004 TO RECEIVE THEM BEFORE THE SHAREHOLDERS’ MEETING. If you request exhibits to any incorporated documents from us, Capitol will mail them to you by first class mail, or another equally prompt means, within one business day after Capitol receives your request.

     No one has been authorized to give any information or make any representation about San Diego, Capitol or the exchange, that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Capitol has been supplied by Capitol, and information about San Diego has been supplied by San Diego.

LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Capitol common stock offered by this proxy statement/prospectus will be passed upon for Capitol by Brian English, Capitol’s General Counsel. Certain federal income tax matters relating to the exchange will be passed upon for Capitol by Miller, Canfield, Paddock and Stone, PLC.

EXPERTS

     The consolidated financial statements of Capitol attached and incorporated by reference in this proxy statement/prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report, attached and incorporated herein by reference, and is attached and incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The financial statements of San Diego attached to this proxy statement/prospectus as Annex D have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods stated in their report, which is attached as part of Annex D, and included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

ANNEX A

AMENDED AND RESTATED

PLAN OF SHARE EXCHANGE

     THIS PLAN OF SHARE EXCHANGE (“Plan”) is entered into effective January 31, 2004 between and among CAPITOL BANCORP LIMITED, a Michigan corporation (“Capitol”) and the SHAREHOLDERS of SUNRISE BANK OF SAN DIEGO (“San Diego”).

R E C I T A L S

     A. San Diego is a California banking corporation which commenced the business of banking January 11, 2001.

     B. Capitol is the holder of 508,940 shares (62.447%) of the duly issued and outstanding common stock of San Diego (“San Diego common stock”).

     C. San Diego common stock is privately held and not traded in any public market.

     D. Capitol’s common stock (“Capitol common stock”) is traded on the New York Stock Exchange.

     E. San Diego’s Board of Directors has determined that it would be in the best interest of San Diego’s stockholders to exchange their shares of stock in San Diego for shares of Capitol common stock as described in this Plan, and Capitol is willing to make an exchange on those terms.

     The parties adopt this Plan as of the effective date.

     1. The Exchange. Each shareholder who holds San Diego common stock will exchange his, her or their shares of San Diego common stock for shares of Capitol common stock according to an exchange ratio determined as follows:

San Diego Share Value. The value of each share of San Diego common stock shall be $15.00.

Capitol Share Value. The share value of each share of Capitol common stock shall be the average of the closing prices of Capitol’s common stock for the month ended May 31, 2004, as reported by the New York Stock Exchange.

Exchange Ratio. The exchange ratio will be determined by dividing the San Diego Share Value by the Capitol Share Value.

     Each San Diego shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their San Diego common stock calculated by multiplying the number of shares of San Diego common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.

     2. Approvals Necessary. The following approvals will be necessary prior to the Plan becoming effective:

a.	The Board of Directors of San Diego shall have approved and adopted the Plan.

b.	The Board of Directors of Capitol shall have approved and adopted the Plan.

c.	A majority of the common stock of San Diego (exclusive of the shares held by Capitol) shall have been voted to approve and adopt the Plan at a meeting of the shareholders called for that purpose.

d.	The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Capitol common stock to be issued in the exchange.

     3. Fairness Opinion. The Board of Directors of San Diego shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of San Diego.

     4. Tax Opinion. Miller, Canfield, Paddock and Stone, PLC, shall have issued its legal opinion that the share exchange will constitute a reorganization within the means of Section 368 of the Internal Revenue Code of 1986, as amended, and that the exchange shall not be a taxable event to the shareholders of San Diego (except to the extent of cash received in lieu of fractional shares).

     5. Surrender of Certificates. Each shareholder of San Diego common stock shall surrender to Capitol his, her or their certificate(s) for shares of San Diego common stock. Capitol shall direct its transfer agent, UMB Bank, n.a., to issue certificate(s) of Capitol common stock to be issued in the exchange. Certificate(s) of Capitol common stock shall be issued and registered in the same name as the shares of San Diego common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Capitol common stock. Shareholders of San Diego will not be paid dividend payments, if any, paid by Capitol until such time as their certificates have been exchanged. Any such withheld dividend payment will be paid upon exchange of the certificate(s).

     6. New San Diego Certificate. San Diego shall issue its certificate registering in the name of Capitol all shares of stock now registered to shareholders other than Capitol.

ANNEX B

JMP Financial, Inc.
753 Grand Marais
Grosse Pointe Park, MI 48230
Tel/Fax (313) 824-1711

March 24, 2004

Board of Directors
Sunrise Bank of San Diego
4570 Executive Drive, Suite 110
San Diego, California 92121

Ladies and Gentlemen:

     We have examined the proposed Plan of Share Exchange (the “Agreement”) dated January 31, 2004, to be entered into between Capitol Bancorp Limited, a Michigan Corporation (“CBC”) and the shareholders (the “Shareholders”) of Sunrise Bank of San Diego (“San Diego”), a California Corporation by which CBC shall acquire from the Shareholders their outstanding shares of San Diego, not already owned by CBC, in exchange for shares of CBC (the “Exchange”).

     The terms of the transaction contemplated by the Agreement provide that each share of San Diego’s common stock, not already owned by CBC, and issued and outstanding as of May 31, 2004 (the “Effective Date”) shall be exchanged, pursuant to the Exchange Ratio specified in the Agreement, into shares of CBC. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange.

     JMP Financial, Inc. (“JMP”), as a regular part of its investment banking business, is engaged in the valuation of the securities of commercial and savings banks as well as the holding companies of commercial and savings banks in connection with mergers, acquisition, and divestitures, and for other purposes.

     In connection with this engagement and rendering this opinion, we reviewed materials deemed necessary and appropriate by us under the circumstances, including:

•	Audited consolidated financial statements of San Diego and CBC for the years ended December 31, 2003, 2002 and 2001, as available;

•	Certain unaudited internal financial information concerning the capital ratios of San Diego;

•	Publicly available information concerning CBC;

•	Publicly available information with respect to certain other bank holding companies, which we deemed, appropriate, including competitors of CBC and San Diego;

•	Publicly available information with respect to the nature and terms of certain other transactions which we consider relevant;

•	The Agreement;

•	Reviewed certain historical market prices and trading volumes of San Diego’s and CBC’s common stock to the extent reasonably available. As to San Diego, such review was limited to its initial offering of common stock.

Page Two
Board of Directors
Sunrise Bank of San Diego
March 24, 2004

     We have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial statements and other information reviewed by us for the purposes of the opinion expressed herein. We have not made an independent evaluation or appraisal of the assets and liabilities of San Diego or CBC or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal, except as referenced above. Additionally, we are not experts in the evaluation of reserves for loan losses, and we have not reviewed any individual credit files. For purposes of this opinion, we have assumed that CBC’s and San Diego’s loan loss reserves are adequate in all material respects and that, in the aggregate, other conditions at CBC and San Diego are satisfactory and this opinion is conditioned upon such assumption. We have also assumed that there has been no material change in San Diego’s or CBC’s assets, financial condition, results of operations, business, or prospects since the date of the last financial statements made available to us for San Diego and CBC, respectively. This opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the opinion and that JMP does not have any litigation to update, revise or reaffirm it.

     The opinion expressed herein is being rendered to the Board of Directors of San Diego for its use in evaluation of the proposed transaction, assuming the transaction is consummated upon the terms set forth in the Agreement.

     Based upon the terms and conditions of the Exchange and the current market value of CBC’s common stock, and based further upon such other considerations as we deem relevant, JMP is, subject to the foregoing, of the opinion on the date hereof, that the consideration to be received by the Shareholders in the Exchange would be fair from a financial point of view if the transaction contemplated by the Agreement is in fact consummated pursuant to the terms thereof.

Sincerely,

/s/ John Palffy

John Palffy
President
JMP Financial, Inc.

ANNEX C

OPINION OF MILLER, CANFIELD, PADDOCK AND STONE, PLC

March 24, 2004

Capitol Bancorp Limited
200 Washington Square North, 4th Floor
Lansing, Michigan 48933

     Re: Federal Income Tax Consequences of Plan of Share Exchange

Ladies and Gentlemen:

     We have acted as special federal income tax counsel to Capitol Bancorp Limited (“Capitol”) in connection with the Plan of Share Exchange (the “Plan”) between Capitol and the shareholders of Sunrise Bank of San Diego (“San Diego”) dated as of January 31, 2004.

     Capitol has filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “1933 Act”), a registration statement on Form S-4 (the “Registration Statement”), with respect to the common shares of Capitol to be issued to holders of shares of common stock of San Diego in connection with the Plan. In addition, Capitol has prepared, and we have reviewed, a Proxy Statement/Prospectus which is contained in and made a part of the Registration Statement (the “Proxy Statement”). In rendering our opinion, we have relied upon the facts stated in the Proxy Statement, the representations provided to us by Capitol and San Diego, as summarized below, and upon such other documents as we have deemed appropriate, including the information about Capitol and San Diego referenced in the Proxy Statement.

     We have assumed and you have advised us that (i) all parties to the Plan, and to any other documents reviewed by us, have acted, and will act, in accordance with the terms of the Plan, (ii) all facts, information, statements and representations qualified by the knowledge and/or belief of Capitol and/or San Diego will be complete and accurate as of the effective date of the Plan as though not so qualified, (iii) the Plan will be consummated pursuant to the terms and conditions set forth in the Plan without the waiver or modification of any such terms and conditions, (iv) the Plan will be authorized by and will be effected pursuant to and in compliance with applicable state law, (v) the transaction contemplated by the Plan complies with the legal requirements of applicable state and federal law, and (vi) the parties to the Plan have satisfied the legal requirements applicable to each party. We have also assumed that each San Diego shareholder holds the shares of San Diego common stock to be surrendered under the Plan as a capital asset.

     Our opinion also does not address any consequences arising under the laws of any state, locality, or foreign jurisdiction. Additionally, this opinion does not address the specific federal income tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws, including: (i) banks; (ii) tax-exempt organizations; (iii) insurance companies; (iv) dealers in securities or foreign currencies; (v) San Diego shareholders, if any, who received their San Diego common stock through the exercise of employee stock options or otherwise as compensation; (vi) San Diego shareholders who are not U.S. persons; and (vii) San Diego shareholders who hold San Diego common stock as part of a hedge, straddle, or conversion transaction.

     Except for the opinions related to the federal income tax consequences stated herein, we have not reviewed nor do we render an opinion of the proposed form of the transaction contemplated by the Plan. Further, no rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.

Capitol Bancorp Limited
March 24, 2004

     Our opinion is predicated on the accuracy of the following representations provided to us by Capitol:

     A. The fair market value of the Capitol common stock to be received by the San Diego shareholders will be approximately equal to the fair market value of the San Diego common stock surrendered under the Plan.

     B. Capitol has no plan or intention to liquidate San Diego; to merge San Diego into another corporation; to cause San Diego to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the San Diego common stock acquired in the transaction.

     C. Capitol has no plan or intention to reacquire any of its common stock issued under the Plan.

     D. Capitol, San Diego, and the shareholders of San Diego will pay their respective expenses, if any, incurred in connection with the Plan.

     E. The only consideration that will be received by the shareholders of San Diego for their common stock of San Diego is voting common stock of Capitol. Further, no liabilities of San Diego or any San Diego shareholder will be assumed by Capitol, nor will any of the San Diego stock acquired by Capitol be subject to any liabilities.

     F. Capitol will not own as of immediately before the effective date of the Plan, directly or indirectly, any San Diego common stock other than the San Diego common stock first acquired by Capitol upon the formation of San Diego in January of 2001.

     G. Capitol will not make any cash payments, directly or indirectly, to dissenting shareholders of San Diego, nor will Capitol, directly or indirectly, reimburse San Diego for any payments made by San Diego to dissenting shareholders.

     H. Any cash payment made by Capitol to San Diego shareholders in lieu of fractional shares of Capitol is solely for the purpose of avoiding the expense and inconvenience to Capitol of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid under the Plan to the San Diego shareholders instead of issuing fractional shares of Capitol common stock will not exceed one percent of the total consideration that will be issued under the Plan to the San Diego shareholders in exchange for their San Diego common stock. The fractional share interests of each San Diego shareholder will be aggregated and no San Diego shareholder will receive cash in an amount greater to or greater than the value of one full share of Capitol common stock.

     I. Capitol is not an investment company as defined in Section 368(a)(2)(F)(iii) or (iv) of the Internal Revenue Code of 1986, as amended (the “Code”).

     J. The Plan will be consummated in compliance with the material terms contained in the Registration Statement, none of the material terms and conditions therein have been or will be waived or modified and Capitol has no plan or intention to waive or modify any such material condition.

Capitol Bancorp Limited
March 24, 2004

     Our opinion is also predicated on the accuracy of the following representations provided to us by San Diego:

     A. The Plan will be consummated in compliance with the material terms contained in the Registration Statement, none of the material terms and conditions therein have been or will be waived or modified and San Diego has no plan or intention to waive or modify any such material condition.

     B. The fair market value of the Capitol common stock to be received by the San Diego shareholders will be approximately equal to the fair market value of the San Diego common stock surrendered under the Plan.

     C. San Diego has no plan or intention to issue additional shares of its stock that would result in Capitol losing “control” of San Diego within the meaning of Section 368(c) of the Code.

     D. Capitol, San Diego, and the shareholders of San Diego will pay their respective expenses, if any, incurred in connection with the Plan.

     E. San Diego has only one class of stock authorized, being voting common stock. At the time the Plan is executed, San Diego will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire any stock in San Diego.

     F. Following the execution of the Plan, San Diego will continue its historic business or use a significant portion of its historic business assets in a business.

     G. San Diego is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

     H. San Diego will pay any dissenting shareholders the value of their stock out of its own funds.

     I. On the effective date of the Plan, the fair market value of the assets of San Diego will exceed the sum of its liabilities plus, the liabilities, if any, to which the assets are subject.

     Based upon and subject to the foregoing, and subject to the qualifications, limitations, representations and assumptions contained in the portion of the Proxy Statement captioned “Material Federal Income Tax Consequences” and incorporated by reference in this opinion, we are of the opinion that:

          1. The exchange will qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Code;

          2. No gain or loss will be recognized by the shareholders of San Diego who exchange their San Diego common stock solely for Capitol common stock (except with respect to cash received instead of fractional shares of Capitol common stock);

          3. The aggregate tax basis of the Capitol common stock received by San Diego shareholders who exchange all of their San Diego common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the San Diego common stock surrendered in the exchange (reduced by any adjusted basis allocable to a fractional share of Capitol common stock for which cash is received);

Capitol Bancorp Limited
March 24, 2004

          4. The holding period of the Capitol common stock received by a former shareholder of San Diego will include the holding period of shares of San Diego common stock surrendered in the exchange; and

          5. A holder of San Diego common stock who receives a cash payment instead of a fractional share of Capitol common stock will recognize capital gain or loss to the extent such cash payment is treated pursuant to Section 302 of the Code as made in exchange for the fractional share. Such gain or loss will be equal to the difference between the cash amount received and the portion of the holder’s adjusted basis in shares of San Diego common stock allocable to the fractional share, and such gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder’s holding period in the San Diego common stock satisfies the long-term holding period requirement.

     No opinion is expressed on any matters other than those specifically stated. This opinion is furnished to you for use in connection with the Registration Statement and may not be used for any other purpose without our prior express written consent. We hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement and to the use of our name in that portion of the Proxy Statement captioned “Material Federal Income Tax Consequences.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

Very truly yours,

/s/ Miller, Canfield, Paddock and Stone, PLC

Miller, Canfield, Paddock and Stone, PLC

ANNEX D

FINANCIAL INFORMATION REGARDING SUNRISE BANK OF SAN DIEGO

Management’s discussion and analysis of financial condition and results of operations	D-2

Condensed interim financial statements as of and for the three months ended March 31, 2004 and 2003 (unaudited)	D-4

Audited financial statements as of and for the periods ended December 31, 2003, 2002 and 2001	D-10

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
Sunrise Bank of San Diego
Periods Ended March 31, 2004 and 2003 and December 31, 2003, 2002 and 2001

Financial Condition

Sunrise Bank of San Diego is engaged in commercial banking activities from its sole location in San Diego, California. From its inception in January 2001, the Bank provides a full array of banking services, principally loans and deposits, to entrepreneurs, professionals and other high net worth individuals in its community.

Total assets approximated $75 million at March 31, 2004, an increase from $67 million at December 31, 2003. The Bank’s total assets approximated $50 million at year-end 2002. The increase in assets at year-end 2003 and March 31, 2004 are the result of the Bank’s natural evolution as a young bank.

Total portfolio loans approximated $47 million at March 31, 2004, an increase from the $43 million level at December 31, 2003. At December 31, 2002, total portfolio loans approximated $39 million, representing significant portfolio loan growth since the Bank’s beginning in 2001. Commercial loans approximated 90% of total portfolio loans at March 31, 2004 consistent with the Bank’s emphasis on commercial lending activities.

The allowance for loan losses at March 31, 2004 approximated $490,000 or 1.05% of total portfolio loans, a decrease in comparison to the year-end 2003 ratio of 1.33% and 1.48% at December 31, 2002.

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio at the balance sheet date. Management’s determination of the adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, loan commitments outstanding and other factors.

The Bank’s growth has been funded primarily by deposits, most of which are interest-bearing. Total deposits approximated $66 million at March 31, 2004, an increase of approximately $7 million from the $59 million level at December 31, 2003. Deposits increased in 2002 from the $31 million level at the beginning of the year.

The Bank seeks to obtain noninterest-bearing deposits as a means to reduce its cost of funds. Noninterest-bearing deposits approximated $9 million at March 31, 2004 or about 14% of total deposits, an increase of approximately $2 million from December 31, 2003. Noninterest-bearing deposits increased about $3 million in 2003. Noninterest-bearing deposits can fluctuate significantly from day to day, depending upon customer account activity.

Stockholders’ equity approximated $8 million at March 31, 2004 or approximately 11% of total assets. Capital adequacy is discussed elsewhere in this narrative.

Results of Operations

The Bank’s net income for the three months ended March 31, 2004 approximated $213,000, compared with net income of approximately $43,000 in the corresponding 2003 period. Net income for the year ended December 31, 2003 approximated $498,000, compared with earnings of approximately $342,000 for the year ended December 31, 2002. Growth in earnings in these periods is the result of balance sheet growth mentioned previously. The Bank incurred a net loss of approximately $806,000 in the 2001 period, representing its start-up period operating loss.

The principal source of operating revenues is interest income. Total interest income for the three months ended March 31, 2004 approximated $984,000, compared with $926,000 for the three-month 2003 period. Total interest income for the year ended December 31, 2003 approximated $4.3 million, compared with $3.9 million for the year ended December 31, 2002. The increase in interest income relates primarily to the larger loan portfolio.

Total interest expense approximated $197,000 for the three months ended March 31, 2004 and $277,000 for the three-month 2003 period. For the year ended December 31, 2003, total interest expense approximated $1 million, compared with $1.1 million in 2002. The decrease in interest expense for the year 2003 was the result of lower interest rates on deposits. Interest rates on deposits have continued to decrease since 2001 while the level of interest-bearing deposits has increased in 2002 and 2003.

Net interest income approximated $787,000 for the three months ended March 31, 2004, compared with $649,000 for the 2003 corresponding period. Net interest income for the year ended December 31, 2003 approximated $3.3 million, compared with $2.8 million in 2002 and $1.7 million in 2001.

The provision for loan losses was a credit to operations of $87,000 for the three months ended March 31, 2004 (none in the corresponding 2003 period). The provision for loan losses was $122,000 for December 31, 2002 and $455,000 for December 31, 2001 (none in 2003). The large provision for loan losses in 2002 and 2001 related primarily to very significant loan growth during those periods ($6.2 million and $33 million, respectively). In 2003, loan growth was significantly less ($4.3 million) and, accordingly, no provision for loan losses was deemed necessary based on management’s analysis of allowance requirements. The provision for loan losses is based upon amounts necessary to maintain the allowance for loan losses based on management’s analysis of allowance requirements, as discussed previously. Through March 31, 2004, the Bank incurred no loan losses. Provisions for loan losses during 2001 and 2002 and the related allowance for loans losses were largely based on minimums required by bank regulatory agencies.

Total noninterest income approximated $236,000 for the three months ended March 31, 2004, compared with $9,000 for the corresponding 2003 period. Noninterest income for the year ended December 31, 2003 approximated $108,000, a significant increase from the $28,000 in 2002. Noninterest income in 2003 increased significantly due to mortgage loan fees during a record low interest-rate environment, which were not previously a significant revenue source for the Bank. Other noninterest income in 2004 included some large nonrecurring gains on sale of SBA-guaranteed loans.

Total noninterest expense approximated $784,000 for the three months ended March 31, 2004, compared with $591,000 for the corresponding 2003 period. For the year ended December 31, 2003, total noninterest expense approximated $2.7 million, compared with $2.2 million in 2002 and $2.5 million in 2001. The principal component of noninterest expense is salaries and employee benefits which has increased each year due to the increased staffing required to serve customers and to facilitate growth. Noninterest expense in 2001 was higher than in 2002 mainly due to the write-off of preincorporation and preopening expenses in early 2001.

Liquidity and Capital Resources

The principal funding source for asset growth and loan origination activities is deposits. Changes in deposits and loans were previously discussed in this narrative. Since the inception of the Bank, most of the deposit growth has been deployed into commercial loans, consistent with the Bank’s emphasis on commercial lending activities.

Cash and cash equivalents approximated $26 million at March 31, 2004, compared with $22 million at December 31, 2003 and $11 million at December 31, 2002. As liquidity levels vary continuously based upon customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes the Bank’s liquidity position at March 31, 2004 is adequate to fund loan demand and to meet depositor needs.

In addition to cash and cash equivalents, a source of long-term liquidity is the Bank’s portfolio of marketable investment securities. Liquidity requirements have not historically necessitated the sale of investments in order to meet liquidity needs. The Bank also has not engaged in active trading of its investments and has no intention of doing so in the foreseeable future. At March 31, 2004, the Bank had approximately $2 million of investment securities classified as available for sale which can be utilized to meet various liquidity needs as they arise.

All banks are subject to a complex series of capital ratio requirements which are imposed by state and federal banking agencies. In the case of Sunrise Bank of San Diego, as a young bank, it is subject to a more restrictive requirement than is applicable to most banks inasmuch as the Bank must maintain a capital-to-asset ratio of not less than 8% for its first three years of operation; this requirement expired upon the Bank’s third anniversary in January 2004. In the opinion of management, the Bank meets or exceeds regulatory capital requirements to which it is subject.

Impact of New Accounting Standards

There are certain new accounting standards either becoming effective or being issued in 2004 and 2003. They are discussed in Note D of the accompanying interim financial statements and Note A of the accompanying annual financial statements.

SUNRISE BANK OF SAN DIEGO

Condensed Interim Financial Statements

Three months ended March 31, 2004 and 2003

BALANCE SHEETS

Sunrise Bank of San Diego

	March 31	December 31
	2004	2003
	(unaudited)
ASSETS
Cash and due from banks	$3,659,521	$1,852,789
Federal funds sold	21,940,000	19,841,000

Cash and cash equivalents	25,599,521	21,693,789
Investment securities:
Available for sale, carried at market value	1,982,559	1,983,597
Held for long-term investment, carried at amortized cost which approximates market value	33,400	33,400

Total investment securities	2,015,959	2,016,997
Portfolio loans:
Commercial	41,945,923	39,307,504
Real estate mortgage	4,506,410	3,758,232
Installment	325,314	344,553

Total portfolio loans	46,777,647	43,410,289
Less allowance for loan losses	(490,000)	(577,000)

Net portfolio loans	46,287,647	42,833,289
Premises and equipment	301,843	320,129
Accrued interest income	175,146	170,470
Other assets	164,082	199,903

TOTAL ASSETS	$74,544,198	$67,234,577

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$9,345,230	$7,212,970
Interest-bearing	56,571,103	51,844,882

Total deposits	65,916,333	59,057,852
Accrued interest on deposits and other liabilities	242,027	152,786

Total liabilities	66,158,360	59,210,638
STOCKHOLDERS’ EQUITY
Common stock, no par value per share, 10,000,000 shares authorized; issued and outstanding: 2004 - 815,000 shares	8,150,000	8,000,000
2003 - 800,000 shares
Retained earnings	247,349	34,766
Market value adjustment (net of tax) for investment securities available for sale	(11,511)	(10,827)

Total stockholders’ equity	8,385,838	8,023,939

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$74,544,198	$67,234,577

See notes to interim financial statements.

STATEMENTS OF OPERATIONS (Unaudited)

Sunrise Bank of San Diego

	Three Months Ended
	March 31
	2004	2003
Interest income:
Portfolio loans (including fees)	$921,176	$875,284
Taxable investment securities	14,204	16,319
Federal funds sold	47,596	34,305
Other	645	411

Total interest income	983,621	926,319
Interest expense on deposits	196,567	277,253

Net interest income	787,054	649,066
Provision for loan losses — credit	(87,000)

Net interest income after provision for loan losses	874,054	649,066
Noninterest income:
Service charges on deposit accounts	9,281	8,542
Fees from origination of nonportfolio residential mortgage loans	1,365
Other	225,030	869

Total noninterest income	235,676	9,411
Noninterest expense:
Salaries and employee benefits	471,168	329,226
Occupancy	60,934	59,632
Equipment rent, depreciation and maintenance	25,220	34,076
Other	226,825	168,198

Total noninterest expense	784,147	591,132
Income before federal income taxes	325,583	67,345
Federal income taxes	113,000	24,000

NET INCOME	$212,583	$43,345

NET INCOME PER SHARE (basic and diluted)	$0.26	$0.05

See notes to interim financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)

Sunrise Bank of San Diego

			Accumulated
		Retained-	Other
	Common	Earnings	Comprehensive
	Stock	(Deficit)	Income	Total
Three Months Ended March 31, 2003
Balances at January 1, 2003	$8,000,000	$(463,482)		$7,536,518
Net income for the period		43,345		43,345

BALANCES AT MARCH 31, 2003	$8,000,000	$(420,137)		$7,579,863

Three Months Ended March 31, 2004
Balances at January 1, 2004	$8,000,000	$34,766	$(10,827)	$8,023,939
Issuance of 15,000 shares of common stock upon exercise of stock options	150,000			150,000
Components of comprehensive income:
Net income for the period		212,583		212,583
Market value adjustment (net of tax) for investment securities available for sale (accumulated other comprehensive income)			(684)	(684)

Comprehensive income for the period				211,899

BALANCES AT MARCH 31, 2004	$8,150,000	$247,349	$(11,511)	$8,385,838

See notes to interim financial statements.

STATEMENTS OF CASH FLOWS (Unaudited)

Sunrise Bank of San Diego

	Three Months Ended
	March 31
	2004	2003
OPERATING ACTIVITIES
Net income for the period	$212,583	$43,345
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses — credit	(87,000)
Depreciation of premises and equipment	20,593	30,240
Decrease in accrued interest income and other assets	31,499	48,439
Increase in accrued interest on deposits and other liabilities	89,241	11,151

NET CASH PROVIDED BY OPERATING ACTIVITIES	266,916	133,175
INVESTING ACTIVITIES
Purchases of investment securities available for sale		(2,817,330)
Net decrease (increase) in portfolio loans	(3,367,358)	28,129
Purchases of premises and equipment	(2,307)	(5,662)

NET CASH USED BY INVESTING ACTIVITIES	(3,369,665)	(2,794,863)
FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts and savings accounts	12,706,805	8,620,655
Net decrease in certificates of deposit	(5,848,324)	(324,214)
Net proceeds from issuance of common stock	150,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	7,008,481	8,296,441

INCREASE IN CASH AND CASH EQUIVALENTS	3,905,732	5,634,753
Cash and cash equivalents at beginning of period	21,693,789	10,992,179

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$25,599,521	$16,626,932

See notes to interim financial statements.

NOTES TO INTERIM FINANCIAL STATEMENTS (Unaudited)

Sunrise Bank of San Diego

Note A—Basis of Presentation

     The accompanying condensed financial statements of Sunrise Bank of San Diego have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

     The statements do, however, include all adjustments of a normal recurring nature which Sunrise Bank of San Diego considers necessary for a fair presentation of the interim periods.

     The results of operations for the three-month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Note B—Stock Options

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. The Bank granted no stock options during the three months ended March 31, 2004 and 2003. At March 31, 2004, 100,000 stock options were outstanding with an exercise price of $10.00 per option. By not electing to use the fair value method of recording stock option activity, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, which are as follows:

	Three Months Ended March 31
	2004	2003
Fair value assumptions:
Risk-free interest rate	3.5%	3.6%
Dividend yield	—	—
Stock price volatility	.29	.44
Expected option life	5 years	5 years
Aggregate estimated fair value of options granted (in thousands):	—	—
Net income
As reported	$212,583	$43,345
Less pro forma compensation expense regarding fair value of stock option awards, net of related income tax effect	(12,753)	(12,753)

Pro forma	$199,830	$30,592

Net income per share:
Basic:
As reported	$0.26	$0.05
Pro forma	0.25	0.04
Diluted:
As reported	$0.26	$0.05
Pro forma	0.25	0.04

Note C—Earnings Per Share

     Net income per share is based on the weighted average number of common shares outstanding (810,000 in 2004 and 800,000 in 2003). Diluted net income per share includes the effect of stock options (see Note B).

Note D—New Accounting Standards

     On March 31, 2004, the Financial Accounting Standards Board (FASB) issued a proposed statement, Share-Based Payment, that addresses the accounting for share-based payment transactions (for example, stock options) in which an employer receives employee-services in exchange for equity securities of the company or liabilities that are based on the fair value of the company’s equity securities. This proposal, if finalized as proposed, would eliminate use of APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require such transactions be accounted for using a fair-value-based method and recording compensation expense rather than optional pro forma disclosure of what expense amounts might be. The proposal, if approved, would substantially amend FASB Statement No. 123, Accounting for Stock-Based Compensation. Because of the timing of the proposal and the uncertainty of whether it will be adopted substantially as proposed, management has not completed its review of the proposal or assessed its potential impact on the Bank.

     A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Bank’s financial statements.

Sunrise Bank of San Diego

Financial Statements

Periods Ended December 31, 2003, 2002 and 2001

Sunrise Bank of San Diego

Report of Independent Auditors

Board of Directors and Stockholders
Sunrise Bank of San Diego

We have audited the accompanying balance sheets of Sunrise Bank of San Diego as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2003 and 2002, and the period from January 11, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise Bank of San Diego as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, and the period from January 11, 2001 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Los Angeles, California
January 30, 2004

BALANCE SHEETS

Sunrise Bank of San Diego

	December 31
	2003	2002
ASSETS
Cash and due from banks	$1,852,789	$1,651,584
Money market funds		2,809,595
Federal funds sold	19,841,000	6,531,000

Cash and cash equivalents	21,693,789	10,992,179
Investment securities—Note B:
Available for sale, carried at market value	1,983,597
Held for long-term investment, carried at amortized cost which approximates market value	33,400	31,300

Total investment securities	2,016,997	31,300
Portfolio loans—Note C:
Commercial	39,307,504	36,777,459
Real estate mortgage	3,758,232	2,116,458
Installment	344,553	221,614

Total portfolio loans	43,410,289	39,115,531
Less allowance for loan losses	(577,000)	(577,000)

Net portfolio loans	42,833,289	38,538,531
Premises and equipment—Note E	320,129	418,268
Accrued interest income	170,470	154,609
Other assets	199,903	315,366

TOTAL ASSETS	$67,234,577	$50,450,253

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$7,212,970	$4,032,982
Interest-bearing—Note F	51,844,882	38,780,585

Total deposits	59,057,852	42,813,567
Accrued interest on deposits and other liabilities	152,786	100,168

Total liabilities	59,210,638	42,913,735
STOCKHOLDERS’ EQUITY—Notes G and L:
Common stock, no par value per share, 10,000,000 shares authorized; 800,000 shares issued and outstanding	8,000,000	8,000,000
Retained earnings (deficit)	34,766	(463,482)
Market value adjustment (net of tax effect) for investment securities available for sale	(10,827)

Total stockholders’ equity	8,023,939	7,536,518

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$67,234,577	$50,450,253

See notes to financial statements.

STATEMENTS OF OPERATIONS

Sunrise Bank of San Diego

	Year Ended December 31		Period Ended December 31
	2003	2002	2001
Interest income:
Portfolio loans (including fees)	$4,124,359	$3,860,587	$2,466,891
Taxable investment securities	76,163
Federal funds sold	121,066	79,130	154,733
Other	1,575	9,692

Total interest income	4,323,163	3,949,409	2,621,624
Interest expense on deposits	976,635	1,115,926	882,034

Net interest income	3,346,528	2,833,483	1,739,590
Provision for loan losses—Note C		122,000	455,000

Net interest income after provision for loan losses	3,346,528	2,711,483	1,284,590
Noninterest income:
Service charges on deposit accounts	33,013	23,204	2,687
Fees from origination of non-portfolio residential mortgage loans	33,361
Other	41,366	4,876	33,487

Total noninterest income	107,740	28,080	36,174
Noninterest expense:
Salaries and employee benefits	1,474,161	1,278,469	853,875
Occupancy	240,130	239,147	215,380
Equipment rent, depreciation and maintenance	144,349	117,756	115,264
Other	827,380	578,126	1,354,792

Total noninterest expense	2,686,020	2,213,498	2,539,311

Income (loss) before federal income taxes (benefit)	768,248	526,065	(1,218,547)
Federal income taxes (benefit)—Note I	270,000	184,000	(413,000)

NET INCOME (LOSS)	$498,248	$342,065	$(805,547)

NET INCOME (LOSS) PER SHARE (basic and diluted)	$0.62	$0.43	$(1.01)

See notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Sunrise Bank of San Diego

			Accumulated
		Retained	Other
	Common	Earnings	Comprehensive
	Stock	(Deficit)	Income	Total
Balances at January 11, 2001, beginning of period	$-0-	$-0-		$-0-
Issuance of 800,000 shares of common stock for cash consideration of $10.00 per share in conjunction with formation of Bank	8,000,000			8,000,000
Net loss for the 2001 period		(805,547)		(805,547)

BALANCES AT DECEMBER 31, 2001	8,000,000	(805,547)		7,194,453
Net income for 2002		342,065		342,065

BALANCES AT DECEMBER 31, 2002	8,000,000	(463,482)		7,536,518
Components of comprehensive income:
Net income for 2003		498,248		498,248
Market value adjustment for investment securities available for sale (net of income tax effect)			$(10,827)	(10,827)

Comprehensive income for 2003				487,421

BALANCES AT DECEMBER 31, 2003	$8,000,000	$34,766	$(10,827)	$8,023,939

See notes to financial statements.

STATEMENTS OF CASH FLOWS

Sunrise Bank of San Diego

	Year Ended December 31		Period Ended December 31
	2003	2002	2001
OPERATING ACTIVITIES
Net income (loss)	$498,248	$342,065	$(805,547)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Provision for loan losses		122,000	455,000
Depreciation of premises and equipment	124,084	109,107	94,631
Deferred income taxes	150,000	184,000	(413,000)
Increase in accrued interest income and other assets	(44,822)	(49,683)	(191,292)
Increase (decrease) in accrued interest expense on deposits and other liabilities	52,618	(27,505)	127,673

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	780,128	679,984	(732,535)
INVESTING ACTIVITIES
Purchases of investment securities available for sale	(2,000,000)
Purchases of investment securities held for long-term investment	(2,100)	(31,300)
Net increase in portfolio loans	(4,294,758)	(6,205,886)	(32,909,645)
Purchases of premises and equipment	(25,945)	(94,106)	(527,900)

NET CASH USED BY INVESTING ACTIVITIES	(6,322,803)	(6,331,292)	(33,437,545)
FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts and savings accounts	25,551,888	4,319,721	17,273,221
Net increase (decrease) in certificates of deposit	(9,307,603)	7,904,434	13,316,191
Net proceeds from issuance of common stock			8,000,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	16,244,285	12,224,155	38,589,412

INCREASE IN CASH AND CASH EQUIVALENTS	10,701,610	6,572,847	4,419,332
Cash and cash equivalents at beginning of periods	10,992,179	4,419,332	-0-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$21,693,789	$10,992,179	$4,419,332

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation: Sunrise Bank of San Diego (the “Bank”) is a full-service commercial bank located in San Diego, California. The Bank commenced operations in January 2001. The Bank is 64% owned by Capitol Bancorp Limited, a bank development company headquartered in Phoenix, Arizona and Lansing, Michigan.

The Bank provides a full range of banking services to individuals, businesses and other customers located in its community. A variety of deposit products are offered, including checking, savings, money market, individual retirement accounts and certificates of deposit. The principal market for the Bank’s financial services is the community in which it is located and the areas immediately surrounding that community.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks (interest bearing and noninterest-bearing), money-market funds and federal funds sold. Generally, federal funds transactions are entered into for a one-day period.

Investment Securities: Investment securities available for sale are carried at market value with unrealized gains and losses reported as a separate component of stockholders’ equity, net of tax effect (accumulated other comprehensive income). All other investment securities are classified as held for long-term investment and are carried at amortized cost, which approximates market value (see Note B). Investments are classified at the date of purchase based on management’s analysis of liquidity and other factors. The adjusted cost of specific securities sold is used to compute realized gains or losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans, Credit Risk and Allowance for Loan Losses: Portfolio loans are carried at their principal balance based on management’s intent and ability to hold such loans for the foreseeable future until maturity or repayment.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued

Credit risk arises from making loans and loan commitments in the ordinary course of business. Consistent with the Bank’s emphasis on business lending, there are concentrations of credit in loans secured by commercial real estate, equipment and other business assets. The maximum potential credit risk to the Bank, without regard to underlying collateral and guarantees, is the total of loans and loan commitments outstanding. Management reduces the Bank’s exposure to losses from credit risk by requiring collateral and/or guarantees for loans granted and by monitoring concentrations of credit, in addition to recording provisions for loan losses and maintaining an allowance for loan losses.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the portfolio at the balance sheet date. Management’s determination of the adequacy of the allowance is based on evaluation of the portfolio (including potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, volume, amount and composition of the loan portfolio, loan commitments outstanding and other factors. The allowance is increased by provisions charged to operations and reduced by net charge-offs.

Interest and Fees on Loans: Interest income on loans is recognized based upon the principal balance of loans outstanding. Fees from origination of portfolio loans generally approximate the direct costs of successful originations.

The accrual of interest is generally discontinued when a loan becomes 90 days past due as to interest. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in process of collection.

Premises and Equipment: Premises and equipment are stated on the basis of cost. Depreciation, which relates primarily to equipment and furniture with estimated useful lives of three to seven years, is computed principally by the straight-line method. Leasehold improvements are generally depreciated over the respective lease term.

Other Real Estate: Other real estate (included as a component of other assets; none at December 31, 2003 and 2002) comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties held for sale are carried at the lower of cost or estimated fair value (net of estimated selling cost) at the date acquired and are periodically reviewed for subsequent impairment.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued

Stock-Based Compensation: No stock-based compensation expense is recorded upon granting of stock options because such stock options are accounted for under the provisions of Accounting Principles Board (APB) Opinion 25 (and related interpretations) and are granted at an exercise price equal to the market price of common stock at grant date.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. By not electing this alternative, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, which are as follows:

	2003	2002	2001
Fair value assumptions:
Risk-free interest rate	3.6%	4.5%	5.0%
Dividend yield	—	—	—
Stock price volatility	.44	.46	.39
Expected option life	5 years	6 years	9 years
Aggregate estimated fair value of options granted	$13,000	$101,000	$529,000
Net income (loss):
As reported	498,248	342,065	(805,547)
Less pro forma compensation expense regarding fair value of stock option awards, net of income tax effect	(77,290)	(83,131)	(69,819)

Pro forma	420,958	258,934	(875,366)
Net income (loss) per share:
Basic:
As reported	0.62	0.43	(1.01)
Pro forma	0.53	0.32	(1.09)
Diluted:
As reported	0.62	0.43	(1.01)
Pro forma	$0.53	$0.32	$(1.09)

Trust Assets and Related Income: Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Bank is not included in the balance sheet because it is not an asset of the Bank. Trust fee income is recorded on the accrual method.

Federal Income Taxes: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued

Net Income (Loss) Per Share: Net income (loss) per share is based on the weighted average number of common shares outstanding (800,000 shares). Diluted net income (loss) per share includes the dilutive effect of stock options (see Note G).

Comprehensive Income: Comprehensive income is the sum of net income and certain other items which are charged or credited to stockholders’ equity. For the periods presented, the Bank’s only element of comprehensive income other than net income was the net change in the market value adjustment for investment securities available for sale. Accordingly, the elements and total of comprehensive income are shown within the statement of changes in stockholders’ equity presented herein.

New Accounting Standards: Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, amends and clarifies financial accounting and reporting for derivative instruments, including certain embedded derivatives, and for hedging activities under Statement No. 133. This Statement amends Statement No. 133 to reflect the decisions made as part of FASB’s Derivatives Implementation Group and in other FASB projects or deliberations. Statement No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This new standard had no material impact on the Bank’s financial statements upon implementation.

Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, clarifies how some instruments or securities should be classified on an issuer’s balance sheet and their related impact on income and results of operations. As it applies to its financial instruments that were within its scope, the Statement was effective for the Bank’s financial statements beginning July 1, 2003. This new standard had no impact on the Bank’s financial statements upon implementation.

Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (FIN 45), expands disclosures about obligations under certain guarantees and, in addition, requires recording a liability for the fair value of the obligations undertaken in issuing the guarantee, applicable to guarantees issued or modified after December 31, 2002. This new guidance had no material impact on the Bank’s financial position or results of operations upon implementation.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued

The Bank has stand-by letters of credit outstanding (see Note K) that, when issued, commit the Bank to make payments on behalf of customers if certain specified future events occur, generally being non-payment by the customer. They generally expire within one year and require collateral and/or personal guarantees based on management’s credit assessment. The maximum credit risk associated with these instruments equals their contractual amounts and assumes that the counterparty defaults and the collateral proves to be worthless. The total contractual amounts do not necessarily represent future cash requirements since many of these guarantees may expire without being drawn upon. FIN 45 requires that an initial liability be recorded, generally equal to the fees received, for these stand-by letters of credit. Because stand-by letters of credit are used infrequently, this new guidance had no material effect on the Bank’s financial position or results of operations upon implementation.

Interpretation No. 46, Consolidation of Variable Interest Entities, (as revised December 2003—FIN46 (R)), clarifies when some entities previously not consolidated under prior accounting guidance, should be. In some instances, it also requires certain previously consolidated entities to be deconsolidated. FIN46 (R) is effective for periods ending after December 15, 2003 for special purpose entities and for periods ending after March 15, 2004 for other types of variable interest entities that are not defined as special purpose entities. This new guidance did not have a material impact on its financial position or results of operations upon implementation.

AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. This new guidance is not expected to have a material impact on the Bank’s financial statements when it becomes effective.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Bank’s financial statements.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE B—INVESTMENT SECURITIES

Investment securities consisted of the following at December 31:

	2003		2002
		Estimated		Estimated
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
Available for sale:
Mutual funds	$2,000,000	$1,983,597	$—	$—
Held for long-term investment:
Federal Home Loan Bank stock	33,400	33,400	31,300	31,300

	$2,033,400	$2,016,997	$31,300	$31,300

At December 31, 2003, securities with a market value approximating $2 million were pledged to secure public and trust deposits and for other purposes as required by law. Investment in Federal Home Loan Bank stock is restricted and may only be resold to or redeemed by the issuer.

The gross unrealized loss on the investment security available for sale was $16,403 at December 31, 2003 (no unrealized gains). Management does not believe such unrealized loss to be other-than-temporary at December 31, 2003.

Scheduled maturities of investment securities as of December 31, 2003 were as follows:

		Estimated
	Amortized	Market
	Cost	Value
Due in one year or less	$2,000,000	$1,983,597
Securities held for long-term investment, without stated maturities	33,400	33,400

	$2,033,400	$2,016,997

NOTE C—LOANS

Transactions in the allowance for loan losses are summarized below:

	2003	2002	2001
Balance at beginning of period	$577,000	$455,000	$—
Provision charged to operations	—	122,000	455,000
Loans charged off (deduction)	—	—	—
Recoveries	—	—	—

Balance at December 31	$577,000	$577,000	$455,000

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE C—LOANS—Continued

Impaired loans (i.e., loans for which there is a reasonable probability that borrowers would be unable to repay all principal and interest due under the contractual terms of the loan documents) were not material. Nonperforming loans (i.e., loans which are 90 days or more past due and loans on nonaccrual status) consisted of approximately $533,000 in nonaccrual commercial loans at December 31, 2003 (none at December 31, 2002).

If nonperforming loans had performed in accordance with their contractual terms during the year, additional interest income of approximately $9,000 would have been recorded in 2003 (none in 2002 and 2001). Interest income recognized on loans in nonaccrual status in 2003 operations approximated $11,000 (none in 2002 and 2001). At December 31, 2003, there were no material amounts of loans which were restructured or otherwise renegotiated as a concession to troubled borrowers.

The amounts of the allowance for loan losses allocated in the following table are based on management’s estimate of losses inherent in the portfolio at the balance sheet date, and should not be interpreted as an indication of future charge-offs:

	December 31, 2003		December 31, 2002
		Percentage		Percentage
		of Total		of Total
		Portfolio		Portfolio
	Amount	Loans	Amount	Loans
Commercial	$545,000	1.26%	$537,900	1.38%
Real estate mortgage	28,000	0.06	36,000	0.09
Installment	4,000	0.01	3,100	0.01

Total allowance for loan losses	$577,000	1.33%	$577,000	1.48%

NOTE D—RELATED PARTIES TRANSACTIONS

In the ordinary course of business, the Bank makes loans to officers and directors of the Bank including their immediate families and companies in which they are principal owners. At December 31, 2003, total loans to these persons approximated $476,000 ($1,889,000 at December 31, 2002). During 2003, $416,000 of new loans were made to these persons and repayments totaled $1,829,000. Such loans, when made, are at the Bank’s normal credit terms.

Such officers and directors of the Bank (and their associates, family and/or affiliates) are also depositors of the Bank. Such deposits are similarly made at the Bank’s normal terms as to interest rate, term and deposit insurance.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE D—RELATED PARTIES TRANSACTIONS—Continued

The Bank purchases certain data processing and management services from Capitol Bancorp Limited. Amounts paid for such services approximated $383,000, $280,000 and $260,000 in 2003, 2002 and 2001, respectively.

NOTE E—PREMISES AND EQUIPMENT

Major classes of premises and equipment consisted of the following at December 31:

	2003	2002
Leasehold improvements	$138,105	$138,105
Equipment and furniture	509,846	483,901

	647,951	622,006
Less accumulated depreciation	(327,822)	(203,738)

	$320,129	$418,268

The Bank rents office space under an operating lease. Rent expense under this lease agreement approximated $212,000, $211,000 and $189,000 in 2003, 2002 and 2001, respectively.

At December 31, 2003, future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year were as follows:

2004	$224,000
2005	228,000
2006	232,000
2007	236,000
2008	240,000
2009 and thereafter	325,000

Total	$1,485,000

NOTE F—DEPOSITS

The aggregate amount of time deposits of $100,000 or more approximated $11 million and $20 million as of December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time deposits of $100,000 or more were as follows:

2004	$10,544,000
2005	104,000

Total	$10,648,000

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE F—DEPOSITS—Continued

Interest paid approximates amounts charged to operations on an accrual basis for the periods presented.

NOTE G—STOCK OPTIONS

During 2003, 3,000 stock options were granted (20,000 and 93,500 were granted in 2002 and 2001, respectively) and 1,500 options were cancelled in 2003. At December 31, 2003, 115,000 stock options were outstanding, of which 21,000 and 94,000 expire in 2008 and 2010, respectively. Each option vests ratably over a five-year period and enables the holder to purchase one share of the Bank’s common stock at $10.00 per share.

NOTE H—EMPLOYEE RETIREMENT PLAN

Subject to eligibility requirements, the Bank’s employees participate in a multi-employer employee 401(k) retirement plan. Employer contributions charged to expense by the Bank for this plan approximated $26,000, $23,000 and $10,000 in 2003, 2002 and 2001, respectively.

NOTE I—INCOME TAXES

Federal income taxes (benefit) consist of the following components:

	2003	2002	2001
Current	$182,000	$110,000	$—
Operating loss carryforward benefit	(62,000)	(110,000)	—
Deferred expense (benefit)	150,000	184,000	(413,000)

	$270,000	$184,000	$(413,000)

Net deferred income tax assets consisted of the following at December 31:

	2003	2002
Allowance for loan losses	$34,000	$77,000
Net operating loss carryforward	—	62,000
Organization expenses	106,000	158,000
Market value adjustment for investment securities available for sale	6,000	—
Other, net	(61,000)	(68,000)

	$85,000	$229,000

Federal income taxes of $145,000 were paid during 2003 (none in 2002 and 2001).

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE J—ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

	2003		2002
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Assets:
Cash and cash equivalents	$21,694	$21,694	$10,992	$10,992
Investment securities:
Available for sale	1,984	1,984
Held for long-term investment	33	33	31	31

	2,017	2,017	31	31
Portfolio loans:
Fixed rate	10,042	10,046	10,868	10,862
Variable rate	33,368	33,908	28,248	28,539

Total portfolio loans	43,410	43,954	39,116	39,401
Less allowance for loan losses	(577)	(577)	(577)	(577)

Net portfolio loans	42,833	43,377	38,539	38,824
Financial Liabilities:
Deposits:
Noninterest-bearing	7,213	7,213	4,033	4,033
Interest-bearing:
Demand accounts	39,932	39,933	17,560	17,565
Time certificates of deposit less than $100,000	1,265	1,265	1,194	1,192
Time certificates of deposit $100,000 and over	10,648	10,638	20,027	20,038

Total interest-bearing deposits	51,845	51,836	38,781	38,795

Total deposits	59,058	59,049	42,814	42,828

Estimated fair values of financial assets and liabilities are based upon a comparison of current interest rates on financial instruments and the timing of related scheduled cash flows to the estimated present value of such cash flows using current estimated market rates of interest unless quoted market values or other fair value information is more readily available. Such estimates of fair value are not intended to represent market value or portfolio liquidation value, and only represent an estimate of fair values based on current financial reporting requirements.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE K—COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various loan commitments are made to accommodate the financial needs of Bank customers. Such loan commitments include stand-by letters of credit, lines of credit, and various commitments for other commercial, consumer and mortgage loans. Stand-by letters of credit, when issued, commit the Bank to make payments on behalf of customers when certain specified future events occur and are used infrequently ($52,000 and $180,000 at December 31, 2003 and 2002, respectively). Other loan commitments outstanding consist of unused lines of credit and approved, but unfunded, specific loan commitments ($21 million and $10.8 million at December 31, 2003 and 2002, respectively).

These loan commitments (stand-by letters of credit and unfunded loans) generally expire within one year and are reviewed periodically for continuance or renewal. All loan commitments have credit risk essentially the same as that involved in routinely making loans to customers and are made subject to the Bank’s normal credit policies. In making these loan commitments, collateral and/or personal guarantees of the borrowers are generally obtained based on management’s credit assessment. Such loan commitments are also included in management’s evaluation of the adequacy of the allowance for loan losses.

The Bank is required to maintain an average reserve balance in the form of cash on hand and balances due from the Federal Reserve Bank and certain correspondent banks. The amounts of reserve balances required as of December 31, 2003 and 2002 were $325,000 and $166,000, respectively.

Deposits at the Bank are insured up to the maximum amount covered by FDIC insurance.

NOTE L—CAPITAL REQUIREMENTS

The Bank is subject to certain capital requirements. Federal financial institution regulatory agencies have established certain risk-based capital guidelines for banks. Those guidelines require all banks to maintain certain minimum ratios and related amounts based on “Tier 1” and “Tier 2” capital and “risk-weighted assets” as defined and periodically prescribed by the respective regulatory agencies. Failure to meet these capital requirements can result in severe regulatory enforcement action or other adverse consequences for a depository institution, and, accordingly, could have a material impact on the Bank’s financial statements.

Under the regulatory capital adequacy guidelines and related framework for prompt corrective action, the specific capital requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulatory agencies about components, risk weighting and other factors.

NOTES TO FINANCIAL STATEMENTS

Sunrise Bank of San Diego

December 31, 2003

NOTE L—CAPITAL REQUIREMENTS—Continued

As a condition of charter approval, the Bank is required to maintain a core capital (Tier 1) to average total assets of not less than 8% and an allowance for loan losses of not less than 1% of portfolio loans for the first three years of operations.

As of December 31, 2003, the most recent notification received by the Bank from regulatory agencies has advised that the Bank is classified as “well-capitalized” as that term is defined by the applicable agencies. There are no conditions or events since those notifications that management believes would change the regulatory classification of the Bank.

Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

The Bank’s various amounts of regulatory capital and related ratios as of December 31, 2003 and 2002 are summarized below (amounts in thousands):

	2003		2002
Tier 1 capital to average total assets:
Minimum required amount	≥	$4,790	≥	$3,959
Actual amount		$7,934		$7,308
Ratio		13.25%		14.77%
Tier 1 capital to risk-weighted assets:
Minimum required amount(1)	≥	$1,994	≥	$1,704
Actual amount		$7,934		$7,308
Ratio		15.92%		17.15%
Combined Tier 1 and Tier 2 capital to risk-weighted assets:
Minimum required amount(2)	≥	$3,988	≥	$3,409
Amount required to meet “Well-Capitalized” category(3)	≥	$4,985	≥	$4,261
Actual amount		$8,511		$7,841
Ratio		17.07%		18.40%

(1)	The minimum required ratio of Tier 1 capital to risk-weighted assets is 4%.

(2)	The minimum required ratio of Tier 1 and Tier 2 capital to risk-weighted assets is 8%.

(3)	In order to be classified as a ‘well-capitalized’ institution, the ratio of Tier 1 and Tier 2 capital to risk-weighted assets must be 10% or more.

ANNEX E

FINANCIAL AND OTHER INFORMATION REGARDING
CAPITOL BANCORP LIMITED

The following items accompany this Proxy Statement/Prospectus as mailed to the shareholders of Sunrise Bank of San Diego:

•	Annual report to shareholders for year ended December 31, 2003

•	Annual report on Form 10-K for year ended December 31, 2003

•	Proxy statement for Capitol’s Annual Meeting of Shareholders held on May 6, 2004

•	Quarterly report on Form 10-Q for the three months ended March 31, 2004

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ANNEX F

EXCERPTS OF CALIFORNIA BUSINESS CORPORATION ACT
REGARDING DISSENTERS’ RIGHTS

1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

     (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

     (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

     (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

     (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313. A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

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PART II

Item 20. Indemnification of Directors and Officers.

     Sections 561 — 571 of the Michigan Business Corporation Act (“MBCA”), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the Registrant powers to indemnify any such person against reasonable expenses in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant, or in connection with any proceeding charging improper personal benefit to the director whether or not involving action in the director’s official capacity, in which the director was held liable on the basis that the personal benefit was improperly received by the director. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the MBCA to indemnify him against expenses, including attorneys’ fees, that are actually and reasonably incurred by him in connection therewith.

     The Registrant’s Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Michigan law.

     Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

Item 21. Exhibits And Financial Statement Schedules.

(a)	Exhibits.

Reference is made to the Exhibit Index at Page II-7 of the Registration Statement.

(b)	All Financial Statements Schedules are omitted in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003 because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.

Item 22. Undertakings.

(A)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)	The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)	The undersigned Registrant hereby undertakes:

(1)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E)	The undersigned Registrant hereby undertakes:

(1)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(2)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lansing, Michigan on May 10, 2004.

CAPITOL BANCORP LIMITED
By:	/s/ JOSEPH D. REID
JOSEPH D. REID
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on May 10, 2004.

Signature	Title
/s/ JOSEPH D. REID JOSEPH D. REID	Chairman of the Board and Chief Executive Officer, Director (Principal Executive Officer)
/s/ LEE W. HENDRICKSON LEE W. HENDRICKSON	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
ROBERT C. CARR	Executive Vice President, Treasurer, Director

/s/ DAVID O’LEARY* DAVID O’LEARY	Secretary, Director
/s/ LOUIS G. ALLEN* LOUIS G. ALLEN	Director
/s/ PAUL R. BALLARD* PAUL R. BALLARD	Director
/s/ DAVID L. BECKER* DAVID L. BECKER	Director

DOUGLAS E. CRIST	Director

/s/ MICHAEL J. DEVINE* MICHAEL J. DEVINE	Director
/s/ JAMES C. EPOLITO* JAMES C. EPOLITO	Director
/s/ GARY A. FALKENBERG* GARY A. FALKENBERG	Director
/s/ JOEL I. FERGUSON* JOEL I. FERGUSON	Director

Signature	Title
KATHLEEN A. GASKIN	Director

/s/ H. NICHOLAS GENOVA* H. NICHOLAS GENOVA	Director
/s/ MICHAEL F. HANNLEY* MICHAEL F. HANNLEY	Director
/s/ LEWIS D. JOHNS* LEWIS D. JOHNS	Director
/s/ MICHAEL L. KASTEN* MICHAEL L. KASTEN	Director
/s/ JOHN S. LEWIS* JOHN S. LEWIS	President, Western Regions, Director

HUMBERTO S. LOPEZ	Director
LEONARD MAAS	Director

/s/ LYLE W. MILLER* LYLE W. MILLER	Director
/s/ KATHRYN L. MUNRO* KATHRYN L. MUNRO	Director

MYRL D. NOFZIGER	Director

/s/ CRISTIN REID ENGLISH* CRISTIN REID ENGLISH	Chief Administrative Officer, Director

RONALD K. SABLE	Director

*By: /s/ JOSEPH D. REID JOSEPH D. REID Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Plan of Share Exchange (included in the Proxy Statement/Prospectus as Annex A).

5	Opinion of Brian K. English, General Counsel, as to the validity of the shares.

8	Tax Opinion of Miller, Canfield, Paddock and Stone, PLC (included in the Proxy Statement/Prospectus as Annex C).

23.1a	Consent of BDO Seidman, LLP.

23.1b	Consent of BDO Seidman, LLP.

23.2	Consent of Miller, Canfield, Paddock and Stone, PLC (included in Exhibit 8).

23.4	Consent of JMP Financial, Inc. (financial advisor).

24	Power of Attorney*

99	Form of proxy for the Annual Meeting of Shareholders of Sunrise Bank of San Diego.

*	Previously filed.